UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 29, 2024

FERGUSON PLC

(Exact Name of Registrant as Specified in its Charter)

Jersey, Channel Islands	001-40066	98-1499339
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, United Kingdom	RG41 5TS
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: +44 (0) 118 927 3800

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares of 10 pence	FERG	New York Stock Exchange
Indicate by check mark		London Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously announced, the Board of Directors of Ferguson plc (the “Company”) concluded that it would be in the best interests of the Company and its shareholders as a whole to proceed with establishing a new corporate structure to domicile the Group’s ultimate parent company in the United States, which would be accomplished through a merger process by which the Company would become a direct, wholly owned subsidiary of a new Delaware corporation. In connection with this decision, on February 29, 2024, the Company entered into a merger agreement (the “Merger Agreement”) by and among the Company, Ferguson Enterprises Inc., a newly incorporated corporation under the laws of Delaware (“New TopCo”) and Ferguson (Jersey) 2 Limited, a newly formed Jersey incorporated private limited company and direct, wholly owned subsidiary of New TopCo (“Merger Sub”). The Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger as a direct, wholly owned subsidiary of New TopCo and Merger Sub ceasing to exist, on the terms and subject to the conditions of the Merger Agreement. Following completion of the Merger, New TopCo will be the Company’s parent company.

On the terms of, subject to the conditions of and/or in connection with the Merger Agreement, at the effective time of the Merger, (i) each ordinary share, par value 10 pence per share, of the Company (collectively, the “Ferguson Shares” and each, a “Ferguson Share”) that is issued and outstanding at 6:00 p.m. Eastern Time on July 31, 2024 (the “Merger Record Time”) will automatically be cancelled without any repayment of capital and New TopCo will issue as consideration therefor new, duly authorized, validly issued, fully paid and non-assessable shares of common stock, par value $0.0001 per share, of New TopCo (the “New TopCo Common Stock”) to each shareholder of the Company on a one-for-one basis for each Ferguson Share held by such shareholder immediately preceding the Merger Record Time and (ii) each U.K. depositary interest representing an issued and outstanding Ferguson Share (“Ferguson U.K. DI”) at the Merger Record Time will be cancelled and a New TopCo U.K. depositary interest representing one share of New TopCo Common Stock will be issued through CREST by Computershare Investor Services PLC as consideration therefor to each holder of Ferguson U.K. DIs on a one-for-one basis for each Ferguson U.K. DI held by such holder immediately preceding the Merger Record Time. All Ferguson Shares held in treasury will be cancelled as a result of the Merger.

The Merger will result in New TopCo becoming a publicly traded corporate entity, and it is expected that the New TopCo Common Stock will be listed on the NYSE and the LSE under the trading symbol “FERG” following the effectiveness of the Merger. The persons who currently serve as the directors and executive officers of the Company (other than Ms. Sammie Long, who will retire from her position at the Company, effective July 31, 2024) are expected to serve as the directors and executive officers of New TopCo following the Merger, subject to the appointment, death, resignation or removal of any directors or executive officers on or prior to the effective time of the Merger.

Consummation of the Merger is subject to customary closing conditions, including, without limitation, that the Company’s shareholders have approved the Merger with at least two-thirds (66 2⁄3%) of the total number of votes cast at a quorate extraordinary general meeting of shareholders of the Company; that the U.K. prospectus with respect to the New TopCo Common Stock has been filed and approved by the Financial Conduct Authority (“FCA”) and such U.K. prospectus has been made available to the public in accordance with the Prospectus Regulation Rules of the FCA; that the registration statement on Form S-4 (the “Registration Statement”) with respect to the New TopCo

Common Stock to be issued pursuant to the Merger has been filed and declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and there being no stop order suspending such effectiveness; that all material consents and authorizations have been obtained; and that there are no legal restraints to the consummation of the Merger.

We currently anticipate that the Merger and the other transactions contemplated by the Merger Agreement will be consummated on August 1, 2024, subject to all the conditions precedent to the Merger specified in the Merger Agreement being satisfied or waived. The Registration Statement, which will include the preliminary proxy statement of the Company and that will also constitute a preliminary prospectus of New TopCo, is expected to be filed by New TopCo with the SEC on or about March 1, 2024.

The Merger Agreement contains certain representations and warranties relating to organization and good standing, due authorization and enforceability of the Merger Agreement, in each case, on the part of the Company, New TopCo and Merger Sub.

The Merger Agreement may be terminated and the Merger abandoned if any of the requirements under the Merger Agreement are not satisfied within 180 days of the date of the Merger Agreement by the Company, New TopCo or Merger Sub.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Form 8-K”) and incorporated by reference herein. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents that the Company or New TopCo file with the SEC.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 28, 2024, the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors amended the Company’s Change in Control Policy to clarify that a change in control under the Ferguson plc 2023 Omnibus Equity Incentive Plan would constitute a “Change in Control” under the policy, and that a transaction will not constitute a “Change in Control” under the policy if (x) the Company becomes a direct or indirect wholly owned subsidiary of a holding company and (y) the direct or indirect holders of the voting shares of such holding company immediately following that transaction are substantially the same as the holders of Company’s voting shares immediately prior to that transaction. The amended Change in Control Policy is filed as Exhibit 10.1 to this Form 8-K.

Item 8.01 Other Events.

Effective March 7, 2024, the restricted stock units that were issued to the Company’s non-employee directors on October 12, 2023 under the Ferguson Non-Employee Director Incentive Plan 2022 will be cancelled (the “Cancelled Director Awards”) and a replacement grant of restricted stock units, for the same number of restricted stock units that had been issued under the Cancelled Director Awards with a vesting date of the next annual shareholders meeting, will be made to each of the Company’s non-employee directors under the Ferguson plc 2023 Omnibus Equity Incentive Plan, pursuant to the form of award agreement filed as Exhibit 10.2 to this Form 8-K.

Important Information for Investors and Shareholders

This Form 8-K and the exhibits filed or furnished herewith do not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended.

In connection with the Merger, New TopCo and the Company intend to file relevant materials with the SEC, including, among other filings, the Registration Statement that will include a proxy statement of the Company that also constitutes a prospectus of New TopCo, and a definitive proxy statement/prospectus, which will be mailed to shareholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New TopCo or the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New TopCo or the Company will be available free of charge on the Company’s website at corporate.ferguson.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings” or by contacting the Company’s Company Secretary in writing by mail at 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS, United Kingdom; by email at investor@ferguson.com; or by telephone at +44 (0) 118 927 3800.

Certain Information Regarding Participants

The Company, New TopCo, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of the Company in connection with the Merger. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended July 31, 2023, which was filed with the SEC on September 26, 2023 and its proxy statement for its 2023 annual general meeting, which was filed with the SEC on October 17, 2023, and its Current Report on Form 8-K, which was filed with the SEC on January 12, 2024. To the extent holdings of the Company’s securities by its directors or executive officers have changed since the amounts set forth in such 2023 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of the Company and New TopCo and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Company Secretary at the Company as described above.

Cautionary Note Regarding Forward-Looking Statements

Certain information in this Form 8-K is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the process and timetable for the Merger. Forward-looking statements cover all matters which are not historical facts and speak only as of the date on which they are made. Forward-looking statements can be identified by the use of forward-looking terminology such as “intend,” “will,” “plan,” “would,” “believe,” “expect,” “anticipate,” “may” or other variations or comparable terminology. Many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: the Merger may be delayed, cancelled, suspended or terminated; the conditions to the completion of the Merger, including shareholder approval, may not be satisfied; weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including disruption in the financial markets and any macroeconomic or other consequences of political unrest, disputes or war; failure to rapidly identify or effectively respond to direct and/or end customers’ wants, expectations or trends, including costs and potential problems associated with new or upgraded information technology systems or our ability to timely deploy new omni-channel capabilities; unsuccessful execution of our operational strategies; changes in, interpretations of, or compliance with tax laws in the U.S., the U.K., Switzerland or Canada; adverse impacts caused by a public health crisis; and other risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on September 26, 2023, and in other filings we or New TopCo make with the SEC in the future. Forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Merger Agreement, dated as of February 29, 2024, by and among Ferguson plc, Ferguson (Jersey) 2 Limited and Ferguson Enterprises Inc.

10.1	Change in Control Policy for Executive Officers, effective as of February 28, 2024.

10.2	Form of Non-Employee Director Restricted Stock Unit Award Agreement Pursuant to the Ferguson plc 2023 Omnibus Equity Incentive Plan.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FERGUSON PLC

Date: March 1, 2024	By:	/s/ Katherine McCormick
	Name:	Katherine McCormick
	Title:	Company Secretary

Exhibit 2.1

MERGER AGREEMENT

Execution version

DATED: 29 FEBRUARY 2024

FERGUSON PLC

and

FERGUSON (JERSEY) 2 LIMITED

and

FERGUSON ENTERPRISES INC.

MERGER AGREEMENT

THIS AGREEMENT is made on 29 February 2024

BETWEEN:

(1)	FERGUSON PLC, a public company incorporated in Jersey (registered number 128484) whose registered office is at 13 Castle Street, St. Helier, JE1 1ES, Jersey (“Ferguson”);

(2)	FERGUSON (JERSEY) 2 LIMITED, a private company incorporated in Jersey (registered number 152861) whose registered office is at 13 Castle Street, St. Helier, JE1 1ES, Jersey (“MergerSub”); and

(3)

FERGUSON ENTERPRISES INC., a Delaware corporation organised in the state of Delaware whose registered office is at 1521 Concord Pike, Suite 201, Wilmington, County of New Castle Delaware 19803, United States of America (“New TopCo”).

WHEREAS:

(A)	As at the date of this Agreement, the authorised share capital of Ferguson is £50,000,000 divided into 500,000,000 ordinary shares of £0.10 each.

(B)

As at the date of this Agreement, the authorised share capital of MergerSub is £10,000 divided into 10,000 ordinary shares of £1.00 each, of which 1 ordinary share has been issued to New TopCo (as defined below) and is fully paid.

(C)	Each of Ferguson and MergerSub are limited liability companies incorporated under the Law (as defined below).

(D)

Each of Ferguson and MergerSub intend to merge with the other in accordance with the provisions of Part 18B (Mergers) of the Law, with Ferguson being the Company that survives the Merger (as defined below), becoming a wholly owned subsidiary of New TopCo, and each Ferguson Shareholder receiving shares of common stock of New TopCo on a one-for-one basis for each ordinary share held in the capital of Ferguson by such Ferguson Shareholder immediately preceding the Merger Record Time.

(E)	The Merger will be proposed to the Ferguson Shareholders and can only proceed if the Ferguson Shareholders approve the Merger by a two-thirds majority of votes cast.

(F)

This Agreement is entered into between the Companies (as defined below) and New TopCo (together with the Companies, the “parties” and each a “party”) as a merger agreement, among other things, for the purposes of Article 127D of the Law.

IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires, the following words and expressions shall have the following meanings:

“Authority”	any governmental, administrative, supervisory, competition, regulatory, taxation, judicial, determinative, disciplinary or enforcement body, authority, agency, board, department, body, official, court or tribunal of any jurisdiction and whether supranational, national, regional or local and any tax authority;

“Business Day”	means any day other than Saturday or Sunday on which banks in London, Jersey and the State of New York are open for the transaction of normal banking business;

the “Code”	means the U.S. Internal Revenue Code of 1986;

the “Companies”	means together, Ferguson and MergerSub and each a “Company”;

“Creditors”	means creditors, who, after the directors of the relevant company have made reasonable enquiries, are known to have a claim against the company exceeding £5,000;

“Effective Date”	means the date on which the last entry on the register of companies in Jersey is made under Article 127FM of the Law in relation to the Merger, being, August 1, 2024;

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“FCA”	means the Financial Conduct Authority;

“Ferguson Shareholders”	means all shareholders of Ferguson whose name appear on the Register at the relevant time;

the “Law”	means the Companies (Jersey) Law 1991;

“Merged Company”	means Ferguson, continuing and surviving with the New Name, New Status and the same registered office on and from the Effective Date;

“Merger”	means the merger of Ferguson and MergerSub in accordance with this Agreement and pursuant to Part 18B (Mergers) of the Law;

“Merger Record Time”	means 6:00 pm Eastern Time, on July 31, 2024;

“New Certificate of Incorporation”	means the certificate of incorporation to be issued by the registrar of companies to the Merged Company altered to reflect the New Name and New Status;

“New Memorandum and Articles”	means the new memorandum and articles of association of the Merged Company to be adopted with effect on and from the Effective Date;

“New Name”	means Ferguson (Jersey) Limited;

“New Status”	means the change of status of Ferguson from a public limited company to a private limited company;

“New TopCo”	means Ferguson Enterprises Inc., a Delaware corporation and the shareholder of MergerSub;

“New TopCo Common Stock”	has the meaning ascribed to it in Clause 2.2.5;

“Overseas Shareholders”	means Ferguson Shareholders, other than those persons who are citizens, residents or nationals of Jersey, the United Kingdom and/or the United States; and

“Register”	means the register of members of Ferguson.

1.2	In this Agreement, unless the context otherwise requires:

1.2.1

references to legislation include a reference to such legislation as from time to time amended or re-enacted (whether before or after the date of this Agreement) and, where such legislation has re-enacted or replaced any other legislation, such other legislation;

1.2.2

references to a “person” include a natural person, partnership, company, association, joint venture, consortium, organisation, foundation, trust, government or state (in each case whether or not having separate legal personality);

1.2.3	the singular shall include the plural and vice versa and references to any gender or the neuter include a reference to the other gender and the neuter;

1.2.4

references to Clauses, Recitals or Schedules, or to a paragraph or Part of a Schedule, are (respectively) to clauses, recitals or schedules, or to a paragraph or a part of a schedule, of or to this Agreement; and references in a Schedule to a paragraph or Part are (respectively) to a paragraph or Part of that Schedule;

1.2.5	references to a “party” or the “parties” shall include its or their successors and permitted assigns;

1.2.6	any reference to this Agreement or to any other document is a reference to this Agreement or that other document as amended, varied, supplemented, replaced, restated or novated at any time; and

1.2.7

any reference to something being “in writing” or “written” shall include a reference to that thing being produced by any legible and non-transitory substitute for writing (including in electronic form) or partly in one manner and partly in another.

1.3	The table of contents and headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.4	The Schedule(s) comprise schedule(s) to this Agreement and form part of this Agreement.

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2.	MERGER

2.1	The Companies hereby agree that, with effect on and from the Effective Date:

2.1.1	the Companies shall merge under Part 18B (Mergers) of the Law;

2.1.2	the secretary of MergerSub shall deliver all statutory records and the company seal(s) (if any) of MergerSub to the Merged Company to keep with the records of the Merged Company; and

2.1.3	subject to the issue of the New Certificate of Incorporation, the Merged Company shall become a private company and be named Ferguson (Jersey) Limited.

2.2	Pursuant to, and as required by the provisions of, Article 127D of the Law, the parties hereby agree that with effect on and from the Effective Date:

2.2.1	the Merged Company shall be the survivor body, and shall continue to be a company incorporated under the Law (and therefore MergerSub shall cease to be incorporated as a separate company);

2.2.2	the persons who shall be directors of the Merged Company are set out in Schedule 1;

2.2.3	the existing memorandum and articles of association of Ferguson shall be altered and replaced by the New Memorandum and Articles for the Merged Company as set out in Schedule 2;

2.2.4

the authorised share capital of the Merged Company shall be £10,000 divided into 10,000 ordinary shares of £1.00 each (as set out in the New Memorandum and Articles as set out in Schedule 2) and 1 share of £1.00 in the capital of the Merged Company shall be issued to New TopCo;

2.2.5	each share of common stock, par value $0.0001 per share, of New TopCo (the “New TopCo Common Stock”) issued and outstanding immediately preceding the Effective Date shall be cancelled;

2.2.6

each ordinary share of £0.10 each in the capital of Ferguson issued and outstanding at the Merger Record Time shall automatically be cancelled without any repayment of capital, and New TopCo will issue as consideration therefor new duly authorised, validly issued, fully paid and non-assessable shares of New TopCo Common Stock to each Ferguson Shareholder on a one-for-one basis for each ordinary share held in the capital of Ferguson by such Ferguson Shareholder immediately preceding the Merger Record Time;

2.2.7	all shares in the capital of Ferguson held in treasury will be automatically cancelled; and

2.2.8	the secretary of the Merged Company shall be Katherine McCormick.

2.3

New TopCo covenants it shall take all necessary steps (including obtaining all corporate and regulatory approvals, as applicable) to ensure that on the Effective Date, it will issue new duly authorised, validly issued, fully paid and non-assessable shares of New TopCo Common Stock to each Ferguson Shareholder on a one-for-one basis for each ordinary share held in the capital of Ferguson by such Ferguson Shareholder immediately preceding the Merger Record Time.

2.4

New TopCo covenants it shall take all necessary steps (including entering into stock cancellation agreements with its stockholders) to ensure that on the Effective Date and prior to the issuance contemplated by Clause 2.3 above, each share of New TopCo Common Stock issued and outstanding immediately preceding the Effective Date will be cancelled.

2.5	The Companies hereby acknowledge that with effect on and from the Effective Date and in accordance with the Law:

2.5.1	all property and rights to which each Company was entitled immediately before the Effective Date shall become the property and rights of the Merged Company;

2.5.2

the Merged Company shall become subject to all and any criminal and civil liabilities, and all contracts, debts and other obligations, to which each of the Companies was subject immediately before the Effective Date; and

2.5.3	all actions and other legal proceedings which, immediately before the Effective Date, were pending by or against either of the Companies may be continued by or against the Merged Company.

3.	LEGAL REQUIREMENTS

The provisions of Clause 2.3 shall be subject to any prohibition or condition imposed by applicable law or regulation. Without prejudice to the generality of the foregoing, if, in respect of any Overseas Shareholder, New TopCo is advised that the issuance of New TopCo Common Stock pursuant to Clause 2.3 would or might infringe any applicable law or regulation or require New TopCo to obtain any governmental or other consent or effect any registration, filing or other

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formality with which, in the opinion of New TopCo, it would be unable to comply or which it regards as unduly onerous, then New TopCo may in its sole discretion take such action(s) as it considers may be necessary or desirable in order to prevent any such infringement from occurring and/or any such requirement from arising (as the case may be). Such action(s) may include (but shall not be limited to) New TopCo determining that New TopCo Common Stock shall not be issued to such Overseas Shareholder under Clause 2.3, but shall instead be issued to a nominee appointed by New TopCo, as trustee for such Overseas Shareholder, on terms that they shall, as soon as reasonably practicable following the Effective Date, be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale shall (to the extent permitted by applicable law and regulation and after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid to such Overseas Shareholder by sending a cheque or warrant to such Overseas Shareholder as soon as reasonably practicable. No party, nor any nominee referred to in this Clause 3 or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss arising as a result of the timing or terms of any such sale.

4.	TAX MATTERS

The parties intend that, for United States federal income tax purposes, (i) the transactions occurring pursuant to this Agreement will qualify as both a “reorganization” within the meaning of Section 368(a) of the Code and as an exchange described in Section 351(a) of the Code and (ii) with respect to the Merger, this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and Ferguson, MergerSub and New TopCo will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code. No party will take any action that is inconsistent with such treatment.

5.	SATISFACTION OF REQUIREMENTS FOR THE MERGER

5.1

The parties acknowledge that Part 18B (Mergers) of the Law sets out various requirements for a merger to be completed, which must be satisfied before any application is made to the Jersey Registrar of Companies to complete the Merger.

5.2

Each of the Companies undertakes to use all reasonable endeavours to ensure that all relevant requirements under Part 18B (Mergers) of the Law for the Merger that relate to it are satisfied as soon as reasonably practicable.

5.3

Prior to the Effective Date, the parties shall use all reasonable endeavours to procure that they receive written consent to act as a director of the Merged Company, with effect on and from the Effective Date, from each of the proposed directors of the Merged Company, as set out in paragraph 1 of Schedule 1.

5.4	The parties agree and acknowledge that the Merger is conditional upon satisfaction, approval or waiver of the following conditions:

5.4.1

Ferguson having given notice to all of its Creditors (if any) in accordance with Article 127FC(1) of the Law and having published the contents of such notice in accordance with Article 127FC(5) of the Law, and each applicable date as set out in Article 127FJ(3) of the Law having passed;

5.4.2

MergerSub having given notice to all of its Creditors (if any) in accordance with Article 127FC(1) of the Law and having published the contents of such notice in accordance with Article 127FC(5) of the Law, and each applicable date as set out in Article 127FJ(3) of the Law having passed;

5.4.3	the date as set out in Article 127FJ(3)(a) of the Law having passed (if applicable);

5.4.4	the delivery to the Jersey Registrar of Companies of all documents required in accordance with Article 127FJ of the Law for the purposes of effecting the Merger;

5.4.5

no order by any court or other tribunal of competent jurisdiction being entered or in effect and no law being adopted or effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger;

5.4.6	no suit, action or proceeding being brought by any Authority, and remaining pending, that seeks an order that would prohibit, enjoin or make illegal the consummation of the Merger;

5.4.7	all material consents and authorizations of, filings or registrations with, and notices to, any Authority required to consummate the Merger, having been obtained or made;

5.4.8	the approval of the Merger by a special resolution of Ferguson Shareholders;

5.4.9	the approval of the Merger by a special resolution of the shareholder of MergerSub;

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5.4.10

the filing and approval of a UK prospectus with respect to the common stock of New TopCo by the FCA, and such UK prospectus having been made available to the public in accordance with the Prospectus Regulation Rules of the FCA; and

5.4.11

the registration statement on Form S-4 in connection with the offer and issuance of the common stock of New TopCo to be issued in the Merger shall be effective under the Securities Act of 1933, as amended and there shall be no stop order suspending such effectiveness.

6.	REPRESENTATIONS & WARRANTIES

6.1

Each party warrants that, as at the date of this Agreement (it being understood that the representations and warranties provided under Clauses 6.1.1 and 6.1.2 of this Agreement are subject to the satisfaction or waiver of the conditions set forth in this Agreement):

6.1.1	it has the power and authority required to enter into this Agreement and perform fully its obligations under it in accordance with its terms;

6.1.2	neither the entry into this Agreement nor the implementation of the transactions contemplated by it will result in:

(a)	violation or breach of any provision of its memorandum and articles of association or other constitutional documents;

(b)	a violation or breach of any applicable laws or regulations or of any order, decree, judgment, decision or requirement of any Authority applicable to it; or

(c)	a requirement for it to obtain any consent or approval of, or give any notice to or make any registration with, any Authority which has not been obtained or made;

6.1.3

this Agreement constitutes valid and legally binding obligations of the parties enforceable in accordance its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defence of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to, as to enforceability, the discretion of the court from which such relief may be sought and general principles of equity;

6.1.4	it is not the subject of any bankruptcy proceedings in any jurisdiction nor have any steps to commence any such proceedings been instigated in any jurisdiction; and

6.1.5	it is not insolvent or unable to pay its debts as they fall due.

7.	CHANGE OF STATUS

The Companies hereby agree that, pursuant to Article 16 of the Law, Ferguson shall change its status to become a private company with effect on and from the Effective Date.

8.	CHANGE OF NAME

The Companies hereby agree that, pursuant to Article 14 of the Law, the name of Ferguson shall change to Ferguson (Jersey) Limited with effect on and from the Effective Date.

9.	TERMINATION

In the event that any of the condition precedents under Clause 5 are not satisfied within 180 days of the date of this Agreement, any party may, notwithstanding that it has been approved by the shareholders of both or either of the Companies, terminate this Agreement by serving written notice on the other parties.

10.	MISCELLANEOUS

10.1

No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties. The expression “variation” shall include any variation, amendment, supplement, deletion or replacement however effected, and cognates shall be construed accordingly.

6

10.2

Unless expressly agreed, no variation shall constitute a general waiver of any provisions of this Agreement, nor shall it affect any rights, obligations or liabilities under or pursuant to this Agreement which have already accrued up to the date of variation, and the rights and obligations of the parties under or pursuant to this Agreement shall remain in full force and effect, except and only to the extent that they are so varied.

10.3

Save as otherwise expressly provided in this Agreement, each of the parties shall be responsible for its own costs and expenses incurred in connection with the negotiation, execution and carrying into effect of this Agreement.

10.4

If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement, but without invalidating any of the remaining provisions of this Agreement. The parties shall then use all reasonable endeavours to replace any such invalid or unenforceable provision by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

10.5

No failure or delay by a party in exercising any right or remedy provided by law or under or pursuant to this Agreement to such party shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single, partial or defective exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

10.6

The rights and remedies of each party under or pursuant to this Agreement are cumulative, may be exercised as often as such party considers appropriate and are in addition to its rights and remedies under general law.

10.7

The rights and remedies of a party under this Agreement shall not be affected, and the liabilities of other parties under this Agreement to such party shall not be released, discharged or impaired, by any event or matter whatsoever, other than a specific and duly authorised written waiver or release by such party.

10.8	Unless and to the extent otherwise expressly provided in this Agreement, a person who is not a party to this Agreement shall have no right to enforce any of its terms.

10.9

Any notices, instructions, demands, acknowledgements or requests to be given by any of the parties shall be in writing and may be served by being left or posted or sent by facsimile to the registered office of the party for which it was intended. Notice given in person shall be effective when delivered. A notice so posted shall be deemed to be served on the day after the day of posting, and in proving service by post it shall be sufficient to prove that an envelope containing the notice was duly addressed, stamped and posted. A notice sent by facsimile shall be deemed to be served contemporaneously unless delivered outside normal business hours in which case it shall be deemed to have been received at the next time after delivery when normal business hours commence.

10.10

This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which shall be an original and which shall together (but not otherwise) constitute one and the same instrument.

11.	GOVERNING LAW AND JURISDICTION

11.1	This Agreement shall be governed by and construed in accordance with the laws of Jersey.

11.2

The parties agree that the Courts of Jersey shall have non-exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement and for such purposes submit to the jurisdiction of the Courts of Jersey.

7

SCHEDULE 1

DIRECTORS

1.	The persons who are proposed to be directors of the Merged Company in accordance with Clause 2 are as follows:

S/N	NAME	ADDRESS
1.	Ian Graham	13 Castle Street, St. Helier, JE1 1ES, Jersey

2.	Katherine McCormick	13 Castle Street, St. Helier, JE1 1ES, Jersey

3.	Julia Mattison	13 Castle Street, St. Helier, JE1 1ES, Jersey

4.	Paul Brooks	13 Castle Street, St. Helier, JE1 1ES, Jersey

8

SCHEDULE 2

NEW MEMORANDUM AND ARTICLES

9

COMPANIES (JERSEY) LAW 1991

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

FERGUSON (JERSEY) LIMITED

a par value limited company

Company number: 128484

Incorporated the 8 th day of March 2019

COMPANIES (JERSEY) LAW 1991 (the “Law”)

MEMORANDUM OF ASSOCIATION

OF

FERGUSON (JERSEY) LIMITED

(the “Company”)

a par value limited company

1.	INTERPRETATION

Words and expressions contained in this Memorandum of Association have the same meanings as in the Law.

2.	COMPANY NAME

The name of the Company is Ferguson (Jersey) Limited.

3.	TYPE OF COMPANY

3.1	The Company is a private company.

3.2	The Company is a par value company.

4.	NUMBER OF SHARES

The share capital of the Company is £10,000 divided into 10,000 shares of £1.00 each.

5.	LIABILITY OF MEMBERS

The liability of a member arising from the holding of a share in the Company is limited to the amount (if any) unpaid on it.

i

COMPANIES (JERSEY) LAW 1991

ARTICLES OF ASSOCIATION

OF

FERGUSON (JERSEY) LIMITED

a par value limited company

ii

COMPANIES (JERSEY) LAW 1991

ARTICLES OF ASSOCIATION

OF

FERGUSON (JERSEY) LIMITED

a par value limited company

1.	INTERPRETATION

1.1	In these Articles, unless the context or law otherwise requires, the following words and expressions shall have the meanings respectively assigned to them below:

1.1.1	these “Articles” means these Articles of Association in their present form or as from time to time amended;

1.1.2	“Auditors” means the auditors (if any) of the Company appointed pursuant to these Articles;

1.1.3

“Bankrupt” and “Bankruptcy” include the meanings ascribed to those words by Article 8 of the Interpretation (Jersey) Law, 1954 as well as any other state of bankruptcy, insolvent winding up, administration, receivership, administrative receivership or similar status under the laws of any relevant jurisdiction;

1.1.4

“Clear Days” means in relation to the period of a Notice that period excluding the day when the Notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

1.1.5	“Company” means the company incorporated under the Law in respect of which these Articles have been registered;

1.1.6	“Directors” means the directors of the Company for the time being;

1.1.7	“Holder” means in relation to shares the Member whose name is entered in the Register as the holder of the shares;

1.1.8	“the Law” means the Companies (Jersey) Law 1991 and any subordinate legislation from time to time made thereunder, including any statutory modifications or re-enactments for the time being in force;

1.1.9	“Member” means the subscribers to the Memorandum of Association of the Company and any other Person whose name is entered in the Register as the Holder of shares in the Company;

1.1.10	“Month” means calendar month;

1.1.11

“Nominated Person” means any Person who: (a) is eligible to be appointed as a nominated person of the Company under the Financial Services (Disclosure and Provision of Information) (Jersey) Law 2020; (b) has consented to such appointment; and (c) is under and in accordance with that law (i) specified as appointed as nominated person in the application to the Jersey Financial Services Commission to register the Company or (ii) appointed as such by the Directors;

1.1.12	“Notice” means a notice in Writing unless otherwise specifically stated;

1.1.13	“Office” means the registered office of the Company;

1.1.14	“Officer” includes a Secretary but otherwise has the meaning ascribed to it in the Law;

1.1.15	“Ordinary Resolution” means a resolution of the Company in general meeting adopted by a simple majority of the votes cast at that meeting;

1.1.16	“Paid Up” includes credited as paid up;

1.1.17	“Persons” includes associations and bodies of persons, whether corporate or unincorporate;

1.1.18	“Present”:

(a)

in relation to general meetings of the Company and to meetings of the Holders of any class of shares includes present by attorney or by proxy or in the case of a corporate shareholder by representative; and

(b)

in relation to Virtual Meetings means present by means of participating in a communication in accordance with the Law and, in relation to physical meetings at which Virtual Attendance is permitted, includes present by way of Virtual Attendance in accordance with the Law, but a Member shall not be regarded as Present at a meeting unless the Member is entitled to attend and vote at that meeting;

1.1.19	“Register” means the register of Members required to be kept pursuant to Article 41 of the Law;

1.1.20	“Seal” means the common seal of the Company;

1.1.21

“Secretary” means any Person appointed to perform any of the duties of secretary of the Company (including an assistant or deputy secretary) and in the event of two or more Persons being appointed as joint secretaries any one or more of the Persons so appointed;

1.1.22

“Signed” includes a signature or representation of a signature affixed by mechanical or other means or any other means of signifying agreement permitted by law and where a document is to be signed by a company, an association or a body of Persons the word “Signed” shall be construed as including the signature of a duly authorised representative on its behalf as well as any other means by which it would normally execute the document;

1.1.23	“Special Resolution” means a resolution of the Company passed as a special resolution in accordance with the Law;

1.1.24

“Virtual Attendance” means the attendance at a meeting by Persons entitled to do so solely by means of participating in a communication in accordance with the Law where certain other Persons entitled to do so attend that meeting by being physically present together at a meeting place;

1.1.25

“Virtual Meeting” means a meeting at which all Persons (being Persons entitled to participate in that meeting) participate in that meeting solely by means of participating in a communication in accordance with the Law; and

1.1.26	“in Writing” includes written, printed, telexed, electronically transmitted or represented or reproduced by any other mode of representing or reproducing words in a visible form.

1.2	Save as defined herein and unless the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Law.

1.3	In these Articles, unless the context or law otherwise requires:

1.3.1	words and expressions which are cognate to those defined in Article 1.1 shall be construed accordingly;

1.3.2	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

1.3.3	words importing the singular number only shall be construed as including the plural number and vice versa;

1.3.4	words importing one gender only shall be construed as including each other gender;

1.3.5	the word “dividend” has the meaning ascribed to the word “distribution” in Article 114 of the Law;

1.3.6

references to enactments are to such enactments as are from time to time modified, re-enacted or consolidated and shall include any enactment made in substitution for an enactment that is repealed; and

1.3.7	references to a numbered Article are to the Article so numbered of these Articles.

1.4	The clause and paragraph headings in these Articles are for convenience only and shall not be taken into account in the construction or interpretation of these Articles.

2.	SHARE CAPITAL

2.1	The share capital of the Company is as specified in the Memorandum of Association and the shares of the Company shall have the rights and be subject to the conditions contained in these Articles.

2.2

Without prejudice to any special rights for the time being conferred on the Holders of any shares or class of shares (which special rights shall not be varied or abrogated except with such consent or sanction as is hereinafter provided) any share or class of shares in the capital of the Company may be issued with such preferred, deferred or other special rights or such restrictions whether in regard to dividends, return of capital, voting or otherwise as the Company may from time to time by Ordinary Resolution determine.

2.3	The Company may issue fractions of shares in accordance with and subject to the provisions of the Law provided that:

2.3.1	a fraction of a share shall be taken into account in determining the entitlement of a Member as regards dividends or on a winding up; and

2.3.2	a fraction of a share shall not entitle a Member to a vote in respect thereof.

2.4	Subject to the provisions of the Law, the Company may from time to time:

2.4.1	issue; or

2.4.2	convert any existing non-redeemable shares (whether issued or not) into,

shares which are to be redeemed or are liable to be redeemed at the option of the Company or at the option of the Holder thereof and on such terms and in such manner as may be determined by Special Resolution.

2.5	Subject to the provisions of the Law, the Company may purchase its own shares (including redeemable shares) including by the purchase of depositary certificates in respect of such shares.

2.6

Subject to the provisions of these Articles, the unissued shares for the time being in the capital of the Company shall be at the disposal of the Directors who may allot, grant options over or otherwise dispose of them to such Persons at such times and generally on such terms and conditions as they think fit.

2.7

The Company may apply its shares or capital money either directly or indirectly in payment of a commission, discount or allowance to a Person. Any such commission, discount or allowance may be satisfied by the payment of cash and/or by the allotment of fully or partly paid shares or in any other way.

2.8

Except as otherwise provided by these Articles or by law, no Person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise any equitable, contingent, future or partial interest in any share or any interest in any fraction of a share or any other right in respect of any share except an absolute right to the entirety thereof in the Holder.

3.	SHARE PREMIUM ACCOUNT

3.1

Except as provided in Article 3.2, where the Company issues shares at a premium, the amount or value (as determined by the Directors) of any premiums shall be transferred, as and when the premiums are Paid Up, to a share premium account which shall be kept in the books of the Company in the manner required by the Law. The sums for the time being standing to the credit of the share premium account shall be applied only in accordance with the Law.

3.2

Where the Law permits the Company to refrain from transferring any amount to a share premium account, that amount need not be so transferred; but the Directors may if they think fit nevertheless cause all or any part of such amount to be transferred to the relevant share premium account.

3.3

The Company acting by the Directors may transfer an amount to a share premium account of the Company from any other account of the Company (other than the capital redemption reserve or the nominal capital account).

4.	ALTERATION OF SHARE CAPITAL

4.1	The Company may by Special Resolution alter its share capital as stated in the Memorandum of Association in any manner permitted by the Law.

4.2	Any new shares created on an increase or other alteration of share capital shall be issued upon such terms and conditions as the Company may by Ordinary Resolution determine.

4.3

Any capital raised by the creation of new shares shall, unless otherwise provided by the conditions of issue of the new shares, be considered as part of the original capital and the new shares shall be subject to the provisions of these Articles with reference to the payment of calls, transfer and transmission of shares, lien or otherwise applicable to the existing shares in the Company.

4.4	Subject to the provisions of the Law, the Company may by Special Resolution reduce its capital accounts in any way.

5.	VARIATION OF RIGHTS

5.1

Whenever the capital of the Company is divided into different classes of shares the special rights attached to any class may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding up:

5.1.1	with the consent in Writing of the Holders of two-thirds of the issued shares of that class; or

5.1.2	with the sanction of a special resolution passed at a separate meeting of the Holders of shares of that class.

5.2

To every such separate meeting all the provisions of these Articles and of the Law relating to general meetings of the Company or to the proceedings thereat shall apply mutatis mutandis except that the necessary quorum shall be two Persons holding or representing at least one-third in nominal amount of the issued shares of that class but so that if at any adjourned meeting of such Holders a quorum as above defined is not Present those Holders who are Present shall be a quorum.

5.3

The special rights conferred upon the Holders of any shares or class of shares issued with preferred, deferred or other special rights shall (unless otherwise expressly provided by the conditions of issue of such shares) be deemed not to be varied by the creation or issue of further shares ranking after or pari passu therewith.

5.4

For the purposes of these Articles (including any separate class meeting), the Directors may treat two or more or all the classes of share as forming one class of share if the Directors consider that such classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of share.

6.	REGISTER OF MEMBERS

6.1

The Directors shall maintain or cause to be maintained a Register in the manner required by the Law. The Register shall be kept at the Office or at such other place in Jersey as the Directors from time to time determine.

6.2	The Company shall not be required to enter the names of more than four joint Holders in the Register.

7.	SHARE CERTIFICATES

7.1	Every Member shall be entitled:

7.1.1

without payment upon becoming the Holder of any shares to one certificate for all the shares of each class held by it and upon transferring a part only of the shares comprised in a certificate to a new certificate for the remainder of the shares so comprised; or

7.1.2	upon payment of such reasonable sum for each certificate as the Directors shall from time to time determine to several certificates each for one or more of its shares of any class.

7.2

Every certificate shall be issued within two Months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) and shall be executed by the Company. A certificate may be executed:

7.2.1	if the Company has a Seal, by causing a seal of the Company to be affixed to the certificate in accordance with these Articles; or

7.2.2	whether or not the Company has a Seal, by the signature on behalf of the Company of either two Directors or one Director and the Secretary.

Every certificate shall further specify the shares to which it relates and the amount Paid Up thereon and if so required by the Law the distinguishing numbers of such shares.

7.3

The Company shall not be bound to issue more than one certificate in respect of a share held jointly by several Persons and delivery of a certificate for a share to one of several joint Holders shall be sufficient delivery to all such Holders.

7.4

If a share certificate shall be worn out, defaced, lost or destroyed a duplicate certificate may be issued on payment of such reasonable fee and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in relation thereto as the Directors think fit.

8.	LIEN

8.1

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable thereon or in respect thereof. The Directors may resolve that any share shall for such period as they think fit be exempt from the provisions of this Article.

8.2

The Company may sell in such manner as the Directors think fit any shares on which the Company has a lien but no sale shall be made unless the monies in respect of which such lien exists or some part thereof are or is presently payable nor until fourteen Clear Days have expired after a Notice stating and demanding payment of the monies presently payable and giving Notice of intention to sell in default shall have been served on the Holder for the time being of the shares or the Person entitled thereto by reason of the death, Bankruptcy or incapacity of such Holder.

8.3

To give effect to any such sale the Directors may authorise some Person to execute an instrument of transfer of the shares sold to the purchaser thereof. The purchaser shall be registered as the Holder of the shares so transferred and it shall not be bound to see to the application of the purchase money nor shall its title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

8.4

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability in respect of which the lien exists so far as the same is presently payable and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the Person entitled to the shares at the time of the sale.

9.	CALLS ON SHARES

9.1

The Directors may subject to the provisions of these Articles and to any conditions of allotment from time to time make calls upon the Members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and each Member shall (subject to being given at least fourteen Clear Days’ Notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on its shares.

9.2	A call may be required to be paid by instalments.

9.3	A call may before receipt by the Company of any sum due thereunder be revoked in whole or in part and payment of a call may be postponed in whole or in part.

9.4	A Person upon whom a call is made shall remain liable for calls made upon it notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

9.5	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

9.6	The joint Holders of a share shall be jointly and severally liable to pay all calls and all other payments to be made in respect of such share.

9.7

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof the Person from whom the sum is due may be required to pay interest on the sum from the day appointed for payment thereof to the time of actual payment at a rate determined by the Directors but the Directors shall be at liberty to waive payment of such interest wholly or in part.

9.8

Any sum which by or pursuant to the terms of issue of a share becomes payable upon allotment or at any fixed date whether on account of the nominal value of the share or by way of premium shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by or pursuant to the terms of issue the same becomes payable and in case of non-payment all the relevant provisions of these Articles as to payment of interest, forfeiture, surrender or otherwise shall apply as if such sum had become due and payable by virtue of a call duly made and notified.

9.9	The Directors may on the issue of shares differentiate between the Holders as to the amount of calls to be paid and the times of payment.

9.10

The Directors may if they think fit receive from any Member an advance of monies which have not yet been called on its shares or which have not yet fallen due for payment. Such advance payments shall, to their extent, extinguish the liability in respect of which they are paid. The Company may pay interest on any such advance, at such rate as the Directors think fit, for the period covering the date of payment to the date (the “Due Date”) when the monies would have been due had they not been paid in advance. For the purposes of entitlement to dividends, monies paid in advance of a call or instalment shall not be treated as paid until the Due Date.

10.	FORFEITURE OF SHARES

10.1

If a Member fails to pay any call or instalment of a call on or before the day appointed for payment thereof the Directors may at any time thereafter during such time as any part of such call or instalment remains unpaid serve a Notice on it requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any costs, charges and expenses which may have been incurred by the Company by reason of such non-payment.

10.2

The Notice shall name a further day (not earlier than the expiration of fourteen Clear Days from the date of service of such Notice) on or before which the payment required by the Notice is to be made and the place where payment is to be made and shall state that in the event of non-payment at or before the time appointed and at the place appointed the shares in respect of which the call was made will be liable to be forfeited.

10.3

If the requirements of any such Notice as aforesaid are not complied with any share in respect of which such Notice has been given may at any time thereafter before payment of all calls and interest due in respect thereof has been made be forfeited by a resolution of the Directors to that effect and such forfeiture shall include all dividends which shall have been declared on the forfeited shares and not actually paid before the forfeiture.

10.4

When any share has been forfeited in accordance with these Articles, Notice of the forfeiture shall forthwith be given to the Holder of the share or the Person entitled to the share by transmission as the case may be and an entry of such Notice having been given and of the forfeiture with the date thereof shall forthwith be made in the Register opposite to the entry of the share but no forfeiture shall be invalidated in any manner by any omission or neglect to give such Notice or to make such entry as aforesaid.

10.5

The Directors may, at any time after serving a Notice in accordance with Article 10.1, accept from the Member concerned the surrender of such shares as are the subject of the Notice, without the need otherwise to comply with the provisions of Articles 10.1 to 10.4. Any such shares shall be surrendered immediately and irrevocably upon the Member delivering to the Company the share certificate for the shares and such surrender shall also constitute a surrender of all dividends declared on the surrendered shares but not actually paid before the surrender. The Company shall, upon such surrender forthwith make an entry in the Register of the surrender of the share with the date thereof but no surrender shall be invalidated in any manner by any omission or neglect to make such entry as aforesaid.

10.6

A forfeited or surrendered share shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the Person who was before forfeiture or surrender the Holder thereof or entitled thereto or to any other Person upon such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or other disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited or surrendered share is to be transferred to any Person the Directors may authorise some Person to execute an instrument of transfer of the share to that Person.

10.7

A Member whose shares have been forfeited or surrendered shall cease to be a Member in respect of the forfeited or surrendered shares and shall (if it has not done so already) surrender to the Company for cancellation the certificate for the shares forfeited or surrendered. Notwithstanding the forfeiture or the surrender such Member shall remain liable to pay to the Company all monies which at the date of forfeiture or surrender were presently payable by it in respect of those shares with interest thereon at the rate at which interest was payable before the forfeiture or surrender or at such rate as the Directors may determine from the date of forfeiture or surrender until payment, provided that the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal.

10.8

A declaration under oath by a Director or the Secretary (or by an Officer of a corporate Secretary) that a share has been duly forfeited or surrendered on a specified date shall be conclusive evidence of the facts therein stated as against all Persons claiming to be entitled to the share. The declaration and the receipt of the Company for the consideration (if any) given for the share on the sale re-allotment or disposal thereof together with the certificate for the share delivered to a purchaser or allottee thereof shall (subject to the execution of an instrument of transfer if the same be so required) constitute good title to the share. The Person to whom the share is sold, re-allotted or disposed of shall be registered as the Holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall its title to the share be affected by any irregularity in or invalidity of the proceedings in respect of the forfeiture, surrender, sale, re-allotment or disposal of the share.

11.	TRANSFER OF SHARES

11.1	Save as otherwise permitted under the provisions of the Law, all transfers of shares shall be effected using an instrument of transfer.

11.2	The instrument of transfer of any share shall be in Writing in any usual common form or any form approved by the Directors.

11.3

The instrument of transfer of any share shall be Signed by or on behalf of the transferor and in the case of an unpaid or partly paid share by the transferee. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered in the Register in respect thereof.

11.4

The Directors may in their absolute discretion and without assigning any reason therefor refuse to register the transfer of a share including without limitation a transfer of shares to a Person of whom they do not approve and a transfer of a share on which the Company has a lien.

11.5	The Directors may also refuse to register the transfer of a share unless the instrument of transfer:

11.5.1

is lodged at the Office or at such other place as the Directors may appoint accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

11.5.2	is in respect of only one class of shares; and

11.5.3	is in favour of not more than four transferees.

11.6

If the Directors refuse to register a transfer of a share they shall within two Months after the date on which the instrument of transfer was lodged with the Company send to the proposed transferor and transferee Notice of the refusal.

11.7

All instruments of transfer relating to transfers of shares which are registered shall be retained by the Company but any instrument of transfer relating to transfers of shares which the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

11.8	The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods as the Directors may determine.

11.9

Unless otherwise decided by the Directors in their sole discretion no fee shall be charged in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any share.

11.10

In respect of any allotment of any share the Directors shall have the same right to decline to approve the registration of any renouncee of any allottee as if the application to allot and the renunciation were a transfer of a share under these Articles.

12.	TRANSMISSION OF SHARES

12.1

In the case of the death of a Member the survivor or survivors where the deceased was a joint Holder and the executors or administrators of the deceased where he/she was a sole or only surviving Holder shall be the only Persons recognised by the Company as having any title to his/her interest in the shares but nothing in this Article shall release the estate of a deceased joint Holder from any liability in respect of any share which had been jointly held by him/her.

12.2

Any Person becoming entitled to a share in consequence of the death, Bankruptcy or incapacity of a Member may upon such evidence as to his/her title being produced as may from time to time be required by the Directors and subject as hereinafter provided elect either to be registered himself/herself as the Holder of the share or to have some Person nominated by him/her registered as the Holder thereof.

12.3

If the Person so becoming entitled shall elect to be registered himself/herself he/she shall deliver or send to the Company a Notice Signed by him/her stating that he/she so elects. If he/she shall elect to have another Person registered he/she shall testify his/her election by an instrument of transfer of the share in favour of that Person. All the limitations restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such Notice or instrument of transfer as aforesaid as if it were an instrument of transfer executed by the Member and the death, Bankruptcy or incapacity of the Member had not occurred.

12.4

A Person becoming entitled to a share by reason of the death, Bankruptcy or incapacity of a Member shall be entitled to the same dividends and other advantages to which he/she would be entitled if he/she were the Holder of the share except that he/she shall not before being registered as the Holder of the share be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company provided always that the Directors may at any time give Notice requiring any such Person to elect either to be registered himself/herself or to transfer the share and if the Notice is not complied with within one Month such Person shall be deemed to have so elected to be registered himself/herself and all the restrictions on the transfer and transmission of shares contained in these Articles shall apply to such election.

13.	GENERAL MEETINGS

13.1	Unless the Company by Special Resolution otherwise determines, the Company shall not be required to hold annual general meetings.

13.2

The Directors may whenever they think fit and upon a requisition of Members pursuant to the provisions of the Law the Directors shall forthwith proceed to convene a general meeting for a date not later than two Months after the receipt of the requisition. If there are not sufficient Directors to convene the general meeting any Director or any Member may convene such a meeting.

13.3

At any general meeting called pursuant to a requisition unless such meeting is called by the Directors no business other than that stated in the requisition as the objects of the meeting shall be transacted.

14.	CLASS MEETINGS

Save as otherwise provided in these Articles, all the provisions of these Articles and of the Law relating to general meetings of the Company and to the proceedings thereat shall apply mutatis mutandis to every class meeting. A Director who is entitled to receive Notice of general meetings of the Company in accordance with Article 15.5 shall also be entitled, unless he/she has notified the Secretary in Writing of his/her contrary desire, to receive Notice of all class meetings. At any class meeting the Holders of shares of the relevant class shall have one vote in respect of each share of that class held by them.

15.	NOTICE OF GENERAL MEETINGS

15.1	At least fourteen Clear Days’ Notice shall be given of every general meeting, including without limitation, every general meeting called for the passing of a Special Resolution.

15.2	A meeting of the Company shall notwithstanding that it is called by shorter Notice than that specified in Article 15.1 be deemed to have been duly called if it is so agreed:

15.2.1	in the case of a meeting called as the annual general meeting by all the Members entitled to attend and vote thereat; and

15.2.2

in the case of any other meeting by a majority in number of the Members having a right to attend and vote at the meeting being a majority together holding not less than the minimum percentage of voting rights prescribed by the Law.

15.3

Every Notice shall specify the day and the time of the meeting and the general nature of the business to be transacted and in the case of an annual general meeting shall specify the meeting as such. The Notice shall also specify:

15.3.1	in the case of a physical meeting, the meeting place of the meeting;

15.3.2	in the case of a Virtual Meeting, the information required by Article 15.4; and

15.3.3	in the case of a physical meeting at which Virtual Attendance is permitted, the information required by Article 15.4 in respect of such Virtual Attendance.

15.4

The Notice of a general meeting to be held as a Virtual Meeting, or of a general meeting to be held as a physical meeting at which Virtual Attendance is permitted, shall specify in respect of attendance at such meeting by means of participating in a communication:

15.4.1	the means of communication by participating in which Persons are able to attend such meeting;

15.4.2	the manner in which such Persons may be required to authenticate their identity or eligibility so to attend such meeting; and

15.4.3	any special provisions in connection with the exercise of votes by such Persons who so attend such meeting.

15.5

Subject to the provisions of these Articles and to any restrictions imposed on any shares, Notice of every general meeting shall be given to all the Members, to all Persons entitled to a share in consequence of the death, Bankruptcy or incapacity of a Member, to the Auditors (if any) and to every Director who has notified the Secretary in Writing of his/her desire to receive Notice of general meetings.

15.6

In every Notice calling a meeting of the Company there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him/her and that a proxy need not also be a Member.

15.7	The accidental omission to give Notice of a meeting to or the non-receipt of Notice of a meeting by any Person entitled to receive Notice shall not invalidate the proceedings at that meeting.

16.	PROCEEDINGS AT GENERAL MEETINGS

16.1

The business of an annual general meeting shall be to receive and consider the accounts of the Company and the reports of the Directors and Auditors (if any), to elect Directors (if proposed), to elect Auditors (if proposed) and fix their remuneration, to sanction a dividend (if thought fit so to do) and to transact any other business of which Notice has been given.

16.2

No business shall be transacted at any general meeting except the adjournment of the meeting unless a quorum of Members is Present at the time when the meeting proceeds to business. Such quorum shall consist of not less than two Members Present but so that not less than two individuals will constitute the quorum, provided that if at any time all of the issued shares in the Company with voting rights are held by one Member such quorum shall consist of that Member Present.

16.3

The board of Directors may resolve to enable Persons entitled to attend a general meeting to do so by participating in any means of communication (including communication by electronic means) by which in accordance with the Law such Persons are deemed to be Present at a meeting with the other Persons participating in such communication. The Members so Present at a Virtual Meeting or so attending (and thus Present) by way of Virtual Attendance shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid, if the chairperson of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that all Members Present are able to:

16.3.1

communicate with one another so that each Member participating in the communication can hear what is said by any other of them such that they are deemed in accordance with the Law to be Present at a meeting with the other Persons participating in such communication; and

16.3.2	participate in the business for which the meeting has been convened,

and such a meeting shall be deemed to be a general meeting of the Company for the purposes of these Articles notwithstanding any other provisions of these Articles and all of the provisions of these Articles and of the Law relating to general meetings of the Company and to the proceedings thereat shall apply mutatis mutandis to every such meeting.

16.4

In the case of a Virtual Meeting, the general meeting shall be deemed to take place at the place at which the chairperson of the meeting is physically present. In the case of a physical meeting at which Virtual Attendance is permitted, the general meeting shall be deemed to take place at the physical meeting place of that meeting (irrespective of whether the chairperson of the meeting is physically present at such physical meeting place, or is present by way of Virtual Attendance).

16.5

If within half-an-hour from the time appointed for the meeting a quorum is not Present or if during the meeting a quorum ceases to be Present the meeting shall stand adjourned to the same day in the next week at the same time and (in the case of a physical meeting, whether or not Virtual Attendance is permitted) place or to such other time and (in the case of a physical meeting, whether or not Virtual Attendance is permitted) place as the Directors shall determine and if at such adjourned meeting a quorum is not Present within half-an-hour from the time appointed for the holding of the meeting those Members Present shall constitute a quorum.

16.6

The chairperson (if any) of the Directors shall preside as chairperson at every general meeting of the Company or if there is no such chairperson or if he/she shall not be present, whether physically present or by way of Virtual Attendance at a physical meeting where Virtual Attendance is permitted, or by participating in a Virtual Meeting, within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors so present shall select one of their number present to be chairperson of the meeting.

16.7

If at any meeting no Director is willing to act as chairperson or if no Director is present, whether physically present or by way of Virtual Attendance at a physical meeting where Virtual Attendance is permitted, or by participating in a Virtual Meeting, within fifteen minutes after the time appointed for holding the meeting, the Members Present shall choose one of their number so Present to be chairperson of the meeting.

16.8

The chairperson may with the consent of any meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and (in the case of a physical meeting, whether or not Virtual Attendance is permitted) from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, Notice of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid it shall not be necessary to give any Notice of any adjourned meeting or of the business to be transacted at an adjourned meeting.

16.9

At every general meeting, the chairperson may determine the method for casting and counting votes, being such method as appears to him/her to be practicable and reasonable in the circumstances. The chairperson’s decision in this regard shall be final unless an objection is raised by a Member Present before or on the declaration of the result of the vote. In the event that such an objection is raised, each resolution to which it relates shall be put to the vote or (as the case may be) put again to the vote according to a procedure, being consistent in all respects with the voting rights of the Members Present, determined by a majority of Members Present who are entitled to vote thereon and the result of the vote shall be determined accordingly.

16.10	In the event of an equality of votes at any general meeting the chairperson shall not be entitled to a second or casting vote.

16.11

Anything which may be done at a general meeting of the Company (save for the passing of a resolution removing the Auditors) may be done by a resolution in Writing passed by all the Members who, at the date when the resolution is deemed to be passed, would be entitled to vote on the resolution if it were proposed at a general meeting. A resolution in Writing pursuant to this Article 16.11 shall be deemed to be passed when all the relevant Members have in accordance with the Law and Article 16.12 signified agreement to the resolution. The Directors may determine the date by which such resolution in Writing must be passed if it is not to lapse.

16.12

A resolution in Writing may consist of several instruments in the same form each Signed by or on behalf of one or more Members. A resolution in Writing may be sent or submitted to Members in hard copy or electronic form or in such other manner as the Directors may resolve. A Member signifies its agreement to a resolution in Writing when the Company receives from the Member (or from someone acting on the Member’s behalf) a document (sent or submitted in hard copy or electronic form or in such other manner as the Directors may resolve) which identifies the resolution to which it relates and indicates agreement to the resolution. A member’s agreement to a resolution in Writing, once signified, may not be revoked.

17.	VOTES OF MEMBERS

17.1

Subject to any special rights restrictions or prohibitions as regards voting for the time being attached to any shares as may be specified in the terms of issue thereof or these Articles, every Member Present shall have one vote for each share of which it is the Holder.

17.2

In the case of joint Holders of any share such Persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether personally or by proxy in their name. In default of such election the Person whose name appears first in order in the Register in respect of such share shall be the only Person entitled to vote in respect thereof.

17.3

A Member in respect of whom an order has been made by any court having jurisdiction (whether in Jersey or elsewhere) in matters concerning legal incapacity or interdiction may vote by his/her attorney, curator, receiver or other Person authorised in that behalf appointed by that court and any such attorney, curator, receiver or other Person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of such attorney, curator, receiver or other Person may be required by the Directors prior to any vote being exercised by such attorney, curator, receiver or other Person.

17.4

No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by it in respect of shares in the Company of which it is Holder or one of the joint Holders have been paid.

17.5

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the meeting whose decision shall be final and conclusive.

17.6	On a poll, a Member entitled to more than one vote need not, if it votes, use all its votes or cast all the votes it uses in the same way.

17.7

The Directors may at the expense of the Company send by post or otherwise to the Members instruments of proxy (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the Holders of any class of shares of the Company either in blank or nominating in the alternative any one or more of the Directors or any other Persons. If for the purpose of any meeting invitations to appoint as proxy a Person or one or more of a number of Persons specified in the invitations are issued at the Company’s expense they shall be issued to all (and not to some only) of the Members entitled to be sent a Notice of the meeting and to vote thereat by proxy.

17.8

The instrument appointing a proxy shall be in Writing in any common form or as approved by the Directors and shall be under the hand of the appointor or of its attorney duly authorised in Writing or if the appointor is a corporation either under seal or under the hand of a duly authorised officer, attorney or other representative. A proxy need not be a Member.

17.9

The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is Signed shall be deposited at the Office or at such other place as is specified for that purpose by the Notice convening the meeting not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote. In calculating the period referred to in the foregoing of this Article 17.9, no account shall be taken of any part of a day that is not a “working day” within the meaning of Article 96(4B) of the Law. The Directors may specify in the Notice convening the meeting such other regulations as they think fit: (a) permitting a copy of any such proxy, power of attorney or other authority to be deposited in any manner or form in place of the original, including by email or other electronic form; and (b) requiring any such copy to be certified as a true copy in any manner or form. An instrument of proxy which is not deposited in the manner so required shall be valid only if it is approved by all the other Members who are Present at the meeting.

17.10	Unless the contrary is stated thereon the instrument appointing a proxy shall be as valid as well for any adjournment of the meeting as for the meeting to which it relates.

17.11

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or incapacity of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no Notice in Writing of such death, incapacity or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which such vote is cast.

18.	CORPORATE MEMBERS

18.1

Subject to the provisions of the Law, any body corporate which is a Member may by resolution of its directors or other governing body authorise such Person(s) as it thinks fit to act as its representative(s) at any meeting of Members (or of any class of Members) and the Person(s) so authorised shall be entitled to exercise on behalf of the body corporate which he/she/they represent(s) the same powers as that body corporate could exercise if it were an individual.

18.2

Where (a) Person(s) is/are authorised to represent a body corporate at a general meeting of the Company the Directors or the chairperson of the meeting may require him/her/them to produce a certified copy of the resolution from which he/she/they derive(s) his/her/their authority.

19.	DIRECTORS

19.1

The Company may by Ordinary Resolution determine the maximum and minimum number of Directors and unless and until otherwise so determined, and subject to the provisions of the Law, the minimum number of Directors shall be one.

19.2

A Director need not be a Member but provided he/she has notified the Secretary in Writing of his/her desire to receive Notice of general meetings in accordance with Article 15.5 he/she shall be entitled to receive Notice of any general meeting and, subject to Article 14, all separate meetings of the Holders of any class of shares in the Company. Whether or not a Director is entitled to receive such Notice, he/she may nevertheless attend and speak at any such meeting.

20.	ALTERNATE DIRECTORS

20.1

Any Director (other than an alternate Director) may at his/her sole discretion and at any time and from time to time appoint any other Director or any other Person (other than one disqualified or ineligible by law to act as a director of a company) as an alternate Director to attend and vote in his/her place at any meetings of Directors at which he/she is not personally present. Each Director shall be at liberty to appoint under this Article more than one alternate Director provided that only one such alternate Director may at any one time act on behalf of the Director by whom he/she has been appointed.

20.2

An alternate Director while he/she holds office as such shall be entitled to receive Notice (which need not be in Writing) of all meetings of Directors and of all meetings of committees appointed by the Directors of which his/her appointor is a member and to attend and to exercise all the rights and privileges of his/her appointor at all such meetings at which his/her appointor is not personally present and generally to perform all the functions of his/her appointor as a Director in his/her absence.

20.3

An alternate Director shall ipso facto vacate office if and when his/her appointment expires or the Director who appointed him/her ceases to be a Director of the Company or removes the alternate Director from office by Notice under his/her hand served upon the Company.

20.4

An alternate Director shall be entitled to be paid all travelling and other expenses reasonably incurred by him/her in attending meetings. The remuneration (if any) of an alternate Director shall be payable out of the remuneration payable to the Director appointing him/her as may be agreed between them.

20.5

Where a Director acts as an alternate Director for another Director he/she shall be entitled to vote for such other Director as well as on his/her own account, but no Director shall at any meeting be entitled to act as alternate Director for more than one Director.

20.6	A Director who is also appointed an alternate Director shall be considered as two Directors for the purpose of making a quorum of Directors when such quorum shall exceed two.

21.	POWERS OF DIRECTORS

21.1

The business of the Company shall be managed by the Directors who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not by the Law or these Articles required to be exercised by the Company in general meeting.

21.2

The Directors’ powers shall be subject to the provisions of these Articles, to the provisions of the Law and to such regulations (being not inconsistent with the aforesaid regulations or provisions) as may be prescribed by the Company in general meeting but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made.

21.3

The Directors may by power of attorney, mandate or otherwise appoint any Person to be the agent of the Company for such purposes and on such conditions as they determine including authority for the agent to delegate all or any of his/her powers.

22.	DELEGATION OF DIRECTORS’ POWERS

22.1

The Directors may delegate any of their powers to committees consisting of such Director or Directors and/or such other Person or Persons as they think fit. Any such delegation shall, in the absence of express provision to the contrary in the terms of delegation, be deemed to include authority to sub-delegate to such Director or Directors and/or other Person or Persons as such committee thinks fit (whether or not such Director(s) or other Person(s) act as a committee) all or any of the powers delegated and may be made subject to such conditions as the Directors may specify, and may be revoked or altered.

22.2

The meetings and proceedings of any such committee consisting of two or more Persons shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations made by the Directors under this Article.

22.3

The Directors may from time to time make such regulations as they think fit regulating the meetings and proceedings of any such committee consisting of two or more Persons that are not inconsistent with these Articles.

23.	APPOINTMENT OF DIRECTORS

23.1

Where these Articles are adopted by the Company either upon incorporation or for any other reason prior to the appointment of the first Directors, the first Directors of the Company shall be appointed in Writing by the subscribers to the Memorandum of Association or by a majority of them. Any Director so appointed, and any Director duly holding office prior to the adoption of these Articles, shall continue to hold office until he/she resigns or is disqualified or removed in accordance with the provisions hereof.

23.2

The Directors shall have power at any time and from time to time to appoint any Person (other than one disqualified or ineligible by law to act as a director of a company) to be a Director either to fill a casual vacancy or as an addition to the existing Directors provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. Any Director so appointed shall hold office until he/she resigns or is disqualified or removed in accordance with the provisions of these Articles.

23.3	The Company may by Ordinary Resolution:

23.3.1	appoint any Person (other than one disqualified or ineligible by law to act as a director of a company) as a Director; and

23.3.2	remove any Director from office.

23.4

If the Company has no Directors and, by virtue of death or Bankruptcy or incapacity, no Member is capable of acting, the Person entitled to a share or the relevant shares in consequence of the death, Bankruptcy or incapacity of the last Member to have died or to have become Bankrupt or incapacitated has the right, by Notice in Writing, to appoint a Person to be a Director.

23.5	The Company shall keep or cause to be kept a register of particulars with regard to its Directors in the manner required by the Law.

24.	RESIGNATION, DISQUALIFICATION AND REMOVAL OF DIRECTORS

24.1	The office of a Director shall be vacated if the Director:

24.1.1	resigns his/her office by Notice to the Company;

24.1.2	ceases to be a Director by virtue of any provision of the Law or he/she becomes prohibited or disqualified by law from being a Director;

24.1.3	becomes Bankrupt or makes any arrangement or composition with his/her creditors generally;

24.1.4	becomes of unsound mind; or

24.1.5	is removed from office by Ordinary Resolution passed pursuant to Article 23.3.2.

25.	REMUNERATION AND EXPENSES OF DIRECTORS

25.1	The Directors shall be entitled to such remuneration as the Directors may determine subject to any limitation as the Company may by Ordinary Resolution determine.

25.2

The Directors shall be paid out of the funds of the Company their travelling, hotel and other expenses properly and necessarily incurred by them in connection with their attendance at meetings of the Directors or Members or otherwise in connection with the discharge of their duties.

26.	EXECUTIVE DIRECTORS

26.1

The Directors may from time to time appoint one or more of their number to the office of managing director or to any other executive office under the Company on such terms and for such periods as they may determine.

26.2

The appointment of any Director to any executive office shall be subject to termination if he/she ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him/her and the Company.

26.3

The Directors may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Directors upon such terms and conditions and with such restrictions as they think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke withdraw alter or vary all or any of such powers.

27.	DIRECTORS’ INTERESTS

27.1

A Director who has, directly or indirectly, an interest in a transaction entered into or proposed to be entered into by the Company or by a subsidiary of the Company which to a material extent conflicts or may conflict with the interests of the Company and of which he/she is aware, shall disclose to the Company the nature and extent of his/her interest.

27.2	For the purposes of Article 27.1:

27.2.1

the disclosure shall be made at the first meeting of the Directors at which the transaction is considered after the Director concerned becomes aware of the circumstances giving rise to his/her duty to make it or, if for any reason he/she fails to do so at such meeting, as soon as practical after the meeting, by Notice in Writing delivered to the Secretary;

27.2.2

the Secretary, where the disclosure is made to it shall inform the Directors that it has been made and shall in any event table the Notice of the disclosure at the next meeting of the Directors after it is made;

27.2.3

a disclosure to the Company by a Director in accordance with Article 27.1 that he/she is to be regarded as interested in a transaction with a specified Person is sufficient disclosure of his/her interest in any such transaction entered into after the disclosure is made; and

27.2.4	any disclosure made at a meeting of the Directors shall be recorded in the minutes of the meeting.

27.3

Subject to the provisions of the Law, a Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his/her office of Director for such period and on such terms as to tenure of office, remuneration and otherwise as the Directors may determine.

27.4

Subject to the provisions of the Law, and provided that he/she has disclosed to the Company the nature and extent of any of his/her material interests in accordance with Article 27.1, a Director notwithstanding his/her office:

27.4.1	may be a party to or otherwise interested in any transaction or arrangement with the Company or in which the Company is otherwise interested;

27.4.2

may be a director or other officer of or employed by or a party to any transaction or arrangement with or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested;

27.4.3

shall not by reason of his/her office be accountable to the Company for any benefit which he/she derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit; and

27.4.4

may act by himself/herself or his/her firm in a professional capacity for the Company and he/she or his/her firm shall be entitled to remuneration for professional services as if he/she were not a Director.

28.	PROCEEDINGS OF DIRECTORS

28.1	The Directors may meet together for the despatch of business adjourn and otherwise regulate their meetings as they think fit.

28.2

A Director may at any time and the Secretary at the request of a Director shall summon a meeting of the Directors by giving to each Director and alternate Director not less than twenty-four hours’ Notice of the meeting provided that any meeting may be convened at shorter Notice and in such manner as each Director or his/her alternate Director shall approve and provided further that unless otherwise resolved by the Directors Notices of Directors’ meetings need not be in Writing.

28.3	Questions arising at any meeting shall be determined by a majority of votes.

28.4	In the case of an equality of votes the chairperson shall have a second or casting vote.

28.5

A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. Wherever two or more Directors hold office the quorum necessary for the transaction of the business of the Directors shall be two or such greater number as may be fixed by the Directors. Where the quorum is two or more Directors, an alternate Director shall be counted in a quorum but so that not less than two individuals will constitute the quorum. Where only one Director is in office he/she may, subject to Articles 28.6 and 28.8, exercise alone all the powers and discretions for the time being exercisable by the Directors.

28.6

A Director notwithstanding his/her interest may be counted in the quorum present at any meeting of the Directors at which any contract or arrangement in which he/she is interested is considered and, provided he/she has made the disclosure required by Article 27.1, he/she may vote in respect of any such contract or arrangement except those concerning his/her own terms of appointment.

28.7

If a Director is by any means in communication with one or more other Directors so that each Director participating in the communication can hear what is said by any other of them each Director so participating in the communication is deemed to be present at a meeting of the Directors with the other Directors so participating notwithstanding that all the Directors so participating are not present together in the same place.

28.8

The continuing Directors or Director may act notwithstanding any vacancies in their number but if the number of Directors is less than the number fixed as the quorum or becomes less than the number required by the Law the continuing Directors or Director may act only for the purpose of filling vacancies or of calling a general meeting of the Company. If there are no Directors or no Director is able or willing to act then any Member or the Secretary may summon a general meeting for the purpose of appointing Directors.

28.9

The Directors may from time to time elect from their number, and remove, a chairperson and/or deputy chairperson and/or vice-chairperson of the board of Directors and determine the period for which they are to hold office.

28.10

The chairperson, or in his/her absence the deputy chairperson, or in his/her absence the vice-chairperson, shall preside at all meetings of the Directors but if no such chairperson, deputy chairperson or vice-chairperson be elected or if at any meeting the chairperson, deputy chairperson or vice-chairperson be not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be the chairperson of the meeting.

28.11

A resolution in Writing Signed by: (a) all the Directors entitled to receive Notice of a meeting of Directors; or (b) subject to any regulations made by the Directors under Article 22 all the Directors or other Persons entitled to receive Notice of a meeting of a committee appointed by the Directors, shall be valid and effectual as if it had been passed at a meeting of the Directors or of a committee appointed by the Directors duly convened and held and may consist of several documents in like form each Signed by one or more Directors but a resolution Signed by an alternate Director need not also be Signed by his/her appointor and if it is Signed by a Director who has appointed an alternate Director it need not be Signed by the alternate Director in that capacity.

28.12

All acts done bona fide by any meeting of Directors or of a committee appointed by the Directors or by any Person acting as a Director shall notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Director or committee or Person acting as aforesaid or that they or any of them were disqualified or had vacated office or were not entitled to vote be as valid as if every such Person had been duly appointed and was qualified and had continued to be a Director or a member of a committee appointed by the Directors and had been entitled to vote.

29.	MINUTE BOOK

29.1	The Directors shall cause to be entered in books kept for the purpose:

29.1.1	the minutes of all proceedings at general meetings, class meetings, Directors’ meetings and meetings of committees appointed by the Directors;

29.1.2	all resolutions in Writing passed in accordance with these Articles;

29.1.3	every memorandum in Writing of a Sole Member-Director Contract (as defined in Article 29.3) which is drawn up pursuant to Article 29.3;

29.1.4	every record in Writing of a Sole Member’s Decision (as defined in Article 29.4); and

29.1.5	all such other records as are from time to time required by the Law or, in the opinion of the Directors, by good practice to be minuted or retained in the books of the Company.

29.2

Any minutes of a meeting if purporting to be Signed by the chairperson of the meeting at which the proceedings were had or by the chairperson of the next succeeding meeting shall be conclusive evidence of the proceedings.

29.3

This Article 29.3 applies where the Company has only one Member and that Member is also a Director. If the Company, acting otherwise than in the ordinary course of its business, enters into a contract with such Member (a “Sole Member-Director Contract”) and that Sole Member-Director Contract is not in Writing, the terms thereof shall be:

29.3.1	set out in a memorandum in Writing;

29.3.2	recorded in the minutes of the first meeting of the Directors following the making of the contract; or

29.3.3	recorded in such other manner or on such other occasion as may for the time being be permitted or required by the Law.

29.4

This Article 29.4 applies where the Company has only one Member and that Member has taken a decision which may be taken by the Company in general meeting and which has effect in law as if agreed by the Company in general meeting (a “Sole Member’s Decision”). A Sole Member’s Decision may (without limitation) be taken by way of resolution in Writing but if not so taken, the sole Member shall provide the Company with a record in Writing of its decision as soon as practicable thereafter.

30.	SECRETARY

30.1	The Secretary shall be appointed by the Directors for such term at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by the Directors.

30.2

Anything required or authorised to be done by or to the Secretary may if the office is vacant or there is for any other reason no secretary capable of acting be done by or to any assistant or deputy secretary or if there is no assistant or deputy secretary capable of acting by or to any Person authorised generally or specifically in that behalf by the Directors.

30.3	The Company shall keep or cause to be kept at the Office a register of particulars with regard to its Secretary in the manner required by the Law.

31.	NOMINATED PERSON

The appointment of a Nominated Person shall be for such term at such remuneration and upon such conditions as the Directors may, as the case may be retrospectively, think fit, and the appointment of any Nominated Person may or shall be revoked by the Directors in accordance with the Financial Services (Disclosure and Provision of Information) (Jersey) Law 2020.

32.	THE SEAL

32.1

The Directors may determine that the Company shall have a Seal. Subject to the Law, if the Company has a Seal the Directors may determine that it shall also have an official seal for use outside of Jersey and an official seal for sealing securities issued by the Company or for sealing documents creating or evidencing securities so issued.

32.2

The Directors shall provide for the safe custody of all seals and no seal shall be used except by the authority of a resolution of the Directors or of a committee appointed by the Directors authorised in that behalf by the Directors.

32.3

The Directors may from time to time make such regulations as they think fit determining the Persons and the number of such Persons who shall sign every instrument to which a seal is affixed and until otherwise so determined every such instrument shall be Signed by one Director and by the Secretary or by a second Director.

32.4	The Company may authorise an agent appointed for the purpose to affix any seal of the Company to a document to which the Company is a party.

33.	AUTHENTICATION OF DOCUMENTS

33.1

Any Director or the Secretary or any Person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the Memorandum of Association and these Articles), any resolutions passed by the Company or the Directors and any books, records, documents and accounts relating to the business of the Company and to certify copies thereof or extracts therefrom as true copies or extracts.

33.2

Where any books, records, documents or accounts of the Company are situated elsewhere than at the Office the local manager or other Officer or the company having the custody thereof shall be deemed to be a Person appointed by the Directors for the purposes set out in Article 33.1.

34.	DIVIDENDS

34.1

Subject to the provisions of the Law, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

34.2	Subject to the provisions of the Law, the Directors may if they think fit from time to time pay to the Members such interim dividends as they may determine.

34.3

If at any time the share capital of the Company is divided into different classes the Directors may pay such interim dividends in respect of those shares which confer on the Holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the Holders thereof preferential rights with regard to dividend.

34.4	Subject to the provisions of the Law, the Directors may also pay half-yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate.

34.5

Provided the Directors act bona fide they shall not incur any personal liability to the Holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

34.6

Subject to any particular rights or limitations as to dividend for the time being attached to any shares as may be specified in these Articles or upon which such shares may be issued, all dividends shall be declared apportioned and paid pro rata according to the number of shares in issue on which the dividend is paid (otherwise than in advance of calls).

34.7

The Directors may before recommending any dividend set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors be applicable for any purpose to which such sums may be properly applied and pending such application may at the like discretion be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

34.8	The Directors may carry forward to the account of the succeeding year or years any balance which they do not think fit either to dividend or to place to reserve.

34.9

A general meeting declaring a dividend may, on the recommendation of the Directors, by Ordinary Resolution direct that payment of such dividend shall be satisfied wholly or in part by the distribution of specific assets and in particular of Paid-Up shares or debentures of any other company and the Directors shall give effect to such resolution. In respect of any interim dividend the Directors may, subject to approval by Ordinary Resolution, determine that payment of such dividend be satisfied in the same manner. Where any difficulty arises in regard to the distribution the Directors may settle the same as they think expedient and in particular may:

34.9.1	issue certificates representing part of a shareholding or fractions of shares and may fix the value for distribution of such specific assets or any part thereof;

34.9.2	determine that cash payment shall be made to any Members on the basis of the value so fixed in order to adjust the rights of Members;

34.9.3	vest any specific assets in trustees upon trust for the Persons entitled to the dividend as may seem expedient to the Directors; and

34.9.4

generally make such arrangements for the allotment, acceptance and sale of such specific assets or certificates representing part of a shareholding or fractions of shares or any part thereof or otherwise as they think fit.

34.10

Any resolution of the Company declaring, or any resolution of the Directors to make or pay, a dividend on the shares of any class, or any resolution of the Directors for the payment of a fixed dividend on a date prescribed for the payment thereof may specify that the same shall be payable to the Persons registered as the Holders of shares of the class concerned at the close of business on a particular date notwithstanding that it may be a date prior to that on which the resolution is passed (or as the case may be that prescribed for payment of a fixed dividend) and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any shares of the relevant class.

34.11

The Directors may deduct from any dividend or other monies payable to any Member on or in respect of a share all sums of money (if any) presently payable by it to the Company on account of calls or otherwise in relation to the shares of the Company.

34.12	Any dividend or other monies payable in respect of a share may be paid by:

34.12.1

any direct debit, bank or other funds transfer system to the Holder or Person entitled to payment and in the case of joint Holders to any one of such joint Holders, or to such other Person as the Holder or joint Holders may in Writing direct;

34.12.2

cheque or warrant sent through the post to the registered address of the Member or Person entitled thereto and in the case of joint Holders to any one of such joint Holders, or to such other Person and to such address as the Holder or joint Holders may in Writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent or to such other Person as the Holder or joint Holders may in Writing direct; or

34.12.3

any other method approved by the Directors and agreed (in such form as the Directors think appropriate) by the Holder or Person entitled to payment and in the case of joint Holders any one of such joint Holders, and payment by any such means shall be a good discharge to the Company. Every such payment shall be sent at the risk of the Person entitled to the money represented thereby.

34.13	All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest as against the Company.

34.14

Any dividend which has remained unclaimed for a period of ten years from the date of declaration thereof shall if the Directors so resolve be forfeited and cease to remain owing by the Company and shall thenceforth belong to the Company absolutely.

35.	CAPITALISATION OF PROFITS

The Directors may with the authority of an Ordinary Resolution or, if required by the Law, a Special Resolution:

35.1

subject as hereinafter provided, resolve that it is desirable to capitalise any undistributed profits of the Company (including profits carried and standing to any reserve or reserves) not required for paying any fixed dividends on any shares entitled to fixed preferential dividends with or without further participation in profits or to capitalise any sum carried to reserve as a result of the sale or revaluation of the assets of the Company (other than goodwill) or any part thereof or to capitalise any sum standing to the credit of the Company’s share premium account or capital redemption reserve;

35.2

appropriate the profits or sum resolved to be capitalised to the Members in the proportion in which such profits or sum would have been divisible amongst them had the same been applicable and had been applied in paying dividends and to apply such profits or sum on their behalf either in or towards paying up any amount for the time being unpaid on any shares held by such Members respectively or in paying up in full either at par or at such premium as the said resolution may provide any unissued shares or debentures of the Company such shares or debentures to be allotted and distributed credited as fully Paid Up to and amongst such Members in the proportions aforesaid or partly in one way and partly in the other provided that the share premium account and the capital redemption reserve and any unrealised profits may for the purposes of this Article only be applied in the paying up of unissued shares to be allotted to Members credited as fully Paid Up;

35.3

make all appropriations and applications of the profits or sum resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures if any and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provision by the issue of certificates representing part of a shareholding or fractions of shares or by payments in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions; and

35.4

authorise any Person to enter on behalf of all the Members entitled to the benefit of such appropriations and applications into an agreement with the Company providing for the allotment to them respectively credited as fully Paid Up of any further shares or debentures to which they may be entitled upon such capitalisation and any agreement made under such authority shall be effective and binding on all such Members.

36.	ACCOUNTS AND AUDIT

36.1	The Company shall keep accounting records which are sufficient to show and explain the Company’s transactions and are such as to:

36.1.1	disclose with reasonable accuracy at any time the financial position of the Company at that time; and

36.1.2	enable the Directors to ensure that any accounts prepared by the Company comply with requirements of the Law.

36.2	The Directors shall prepare accounts of the Company made up to such date in each year as the Directors shall from time to time determine in accordance with and subject to the provisions of the Law.

36.3

No Member shall (as such) have any right to inspect any accounting records or other book or document of the Company except as conferred by the Law or authorised by the Directors or by Ordinary Resolution of the Company.

36.4

The Directors or the Company by Ordinary Resolution may from time to time appoint Auditors for any period or periods to examine the accounts of the Company and to report thereon in accordance with the Law.

37.	NOTICES, OTHER DOCUMENTS AND INFORMATION

37.1

In the case of joint Holders of a share all Notices, other documents or information shall be given or provided to that one of the joint Holders whose name stands first in the Register in respect of the joint holding and any Notice, document or information so given or provided shall be deemed for all purposes given or provided to all the joint Holders.

37.2

A Notice, other document or information may be given or provided to any Person: (a) either personally; or (b) by sending it: (i) by post to it at its registered address; (ii) by electronic means to the address specified for that purpose by the intended recipient (generally or specifically); or (iii) by such other means as the Company may in its absolute discretion determine. Where a Notice, other document or information is sent:

37.2.1

by post, service of the Notice, other document or information shall be deemed to be effected by properly addressing prepaying and posting a letter containing or accompanied by the Notice, other document or information and to have been effected one Clear Day after the day it was posted;

37.2.2

in electronic form, service of the Notice, other document or information shall be deemed to be effected by properly addressing and sending it in such electronic form (as the case may be by or by attachment to an email) and to have been effected one Clear Day after the day it was sent and shall be deemed received by the intended recipient on that day notwithstanding that the Company becomes aware that such Person has failed to receive such Notice, other document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such Notice, other document or information by post to that Person.

37.3	Any Member Present at any meeting of the Company shall for all purposes be deemed to have received due Notice of such meeting and where requisite of the purposes for which such meeting was convened.

37.4

Subject to Articles 37.5 and 37.10, the Directors may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means for the sending of Notices, other documents (including forms of proxy appointment) or information by the Company to Members or Persons entitled by transmission and by Members or Persons entitled by transmission to the Company.

37.5

A Notice, other document or information may be given or provided by the Company to the Persons entitled to a share in consequence of the death, Bankruptcy or incapacity of a Member by sending or delivering it in any manner authorised by these Articles for the giving or providing of a Notice or other document or information to a Member addressed to them by name or by the title of representatives of the deceased or trustee of the Bankrupt or curator of the Member or by any like description at the address if any supplied for that purpose by the Persons claiming to be so entitled. Until such an address has been supplied a Notice, other document or information may be given or provided in any manner in which it might have been given or provided if the death, Bankruptcy or incapacity had not occurred. If more than one Person would be entitled to receive a Notice, other document or information in consequence of the death, Bankruptcy or incapacity of a Member, a Notice, other document or information given or provided to any one of such Persons shall be deemed for all purposes given or provided to all such Persons.

37.6

Notwithstanding any of the provisions of these Articles any Notice, other document or information to be given or provided by the Company to a Director or to a Member may be given or provided in any manner agreed in advance by any such Director or Member.

37.7

Any amendment or revocation of a notification given to the Company or agreement under this Article shall only take effect if in Writing, signed (or authenticated by electronic means) by the Member and on actual receipt by the Company thereof.

37.8	A Notice or other document or information sent to the Company by electronic means shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

37.9

Where these Articles require or permit a Notice or other document to be authenticated by a person by electronic means, to be valid it must incorporate the electronic signature or personal identification details of that person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine.

37.10

Where a member of the Company has received a Notice, other document or information from the Company otherwise than in hard copy form, it is entitled to require the Company to send to it a version of the Notice, other document or information in hard copy form within 21 days of the Company receiving the request.

38.	WINDING UP

38.1

Subject to any particular rights or limitations for the time being attached to any shares as may be specified in these Articles or upon which such shares may be issued if the Company is wound up, the assets available for distribution among the Members shall be apportioned and distributed pro rata according to the number of shares in issue.

38.2

If the Company is wound up, the Company may with the sanction of a Special Resolution and any other sanction required by the Law divide the whole or any part of the assets of the Company among the Members in specie and the liquidator or where there is no liquidator the Directors may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members and with the like sanction vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator or the Directors (as the case may be) with the like sanction determine but no Member shall be compelled to accept any assets upon which there is a liability.

39.	INDEMNITY

39.1

In so far as the Law allows, every present or former Officer of the Company shall be indemnified out of the assets of the Company against any loss or liability incurred by him/her by reason of being or having been such an Officer.

39.2

The Directors may without sanction of the Company in general meeting authorise the purchase or maintenance by the Company for any Officer or former Officer of the Company of any such insurance as is permitted by the Law in respect of any liability which would otherwise attach to such Officer or former Officer.

40.	NON-APPLICATION OF STANDARD TABLE

The regulations constituting the Standard Table prescribed pursuant to the Law shall not apply to the Company and are hereby expressly excluded in their entirety.

AS WITNESS the hands of the parties or their duly authorised representatives the day and year first above written

Signed by William Brundage	)

for and on behalf of	)

FERGUSON PLC	)	/s/ William Brundage

Director

Signed by Ian Graham	)

for and on behalf of	)

FERGUSON (JERSEY) 2 LIMITED	)	/s/ Ian Graham

Director

Signed by Ian Graham	)

for and on behalf of	)

FERGUSON ENTERPRISES INC.	)	/s/ Ian Graham

Corporate Secretary/Authorized Officer

Exhibit 10.1

Change in Control Policy

Ferguson plc (including all of its subsidiaries worldwide, the Company) may from time to time consider the possibility of an acquisition by another company or other Change in Control transaction. The Company recognizes that such considerations can be a distraction to the executive officers of the Company and can cause these individuals to consider alternative employment opportunities.

The Committee has determined that it is in the best interests of the Company and its shareholders to incent these individuals to remain with the Company so that the Company will have the continued dedication and objectivity of such executive officers, notwithstanding the possibility, threat or occurrence of a Change in Control of the Company.

Accordingly, the Committee believes that it is in the best interests of the Company and its shareholders to provide such officers with an incentive to continue their employment and to motivate such individuals to maximize the value of the Company upon a Change in Control for the benefit of its shareholders by providing them with certain benefits upon a Change in Control that provide them with enhanced financial security and incentive notwithstanding the possibility or occurrence of a Change in Control.

POLICY PRINCIPLES

A. Definition Of Terms

The following terms referred to in this Policy shall have the following meanings:

Committee means the Compensation Committee of the Board of Directors of the Company (or a successor committee with the same or similar authority).1

Cause has the same meaning as such term is defined in the respective Officer’s Employment Agreement.

Change in Control means the occurrence of any of the following events:

(i) A “Change in Control” as defined in Appendix A of the Ferguson Group Performance Ordinary Share Plan 2019;

(ii) A “Relevant Event” as defined in sub-paragraphs (a) through (c) of Section 8.1 (“Take-Over”) of the Ferguson Group Long Term Incentive Plan 2019; or

(iii) A “Change in Control” as defined in Section 2.8 of the Ferguson plc 2023 Omnibus Equity Incentive Plan.

[1]	Prior to August 1, 2022, the Committee was called the Remuneration Committee.

Notwithstanding the foregoing, (a) if required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder), and (b) a transaction shall not constitute a Change in Control for the purposes of this definition if (1) the Company becomes a direct or indirect wholly owned subsidiary of a holding company and (2) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s voting stock immediately prior to that transaction.

Code means the Internal Revenue Code of 1986, as amended.

Employment Agreement means the most-recent contract signed and entered into by the Company (or subsidiary) and the respective Officer regarding the Officer’s terms and conditions of employment.

Good Reason has the same meaning as such term is defined in the Officer’s Employment Agreement;2 provided that (notwithstanding any contrary provision in such Employment Agreement) an Officer invoking Good Reason must do so within 90 days of the initial existence of the triggering condition in order to qualify as Good Reason under this Policy.3

Release means the contract, form or general release required by the respective Officer’s Employment Agreement that serves as consent in writing to release of the legal liability of the Company.

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In the event that an Officer does not have Good Reason defined in their Employment Agreement, then the following Good Reason provision shall apply: “Good Reason” means the occurrence of one or more of the following, which is not cured within thirty (30) days of written notice thereof and which is asserted in writing by the Officer within 90 days of the occurrence thereof: (a) the assignment to the Officer of any duties inconsistent in any material adverse respect with the Officer’s duties or responsibilities as contemplated in their Employment Agreement; (b) any reduction in the Officer’s Base Salary; (c) any other action by the Company that results in material diminishment in the Officer’s duties or responsibilities; provided that the Company shall not be deemed to have breached this provision due to any change in the number of positions reporting to the Officer as a result of a reduction in force; (d) the Company’s failure to comply with any material provisions of the Officer’s Employment Agreement; (e) any purported termination of the Officer’s employment by the Company other than as permitted by the Officer’s Employment Agreement; or (f) a change in the Officer’s reporting relationship (as set forth in the Officer’s Employment Agreement) that is not mutually-agreed upon by the parties.

[3]

For the avoidance of doubt, and notwithstanding any contrary provision, a Good Reason termination shall not have occurred under this Policy unless it also meets the requirements for a “Good Reason” termination under Section 409A of the Code and the Treasury Regulations thereunder.

2

Policy Benefits means the benefits and payments in Sections C and D of the Policy.

Separation Benefits means the benefits and payments in Section C.

Target Level of Performance means the level or amount of vesting of a respective stock-based award that occurs pursuant to a stock award when the Company and/or individual meets target performance goals.

B. Eligibility

This Policy shall be applicable to each individual who is designated by the Board of Directors as an Executive Officer of the Company as of (a) the Company’s latest Annual Report on Form 10-K filed with the SEC and such Officer remains employed by the Company as the effective date of a Change in Control, and/or (b) as the effective date of a Change in Control (each, an Officer).

C. Separation Benefits Upon Involuntary Termination

If, in connection with a Change in Control, or within twenty-four (24) months following the effective date of a Change in Control, the Officer’s employment with the Company (or its successor) is terminated by the Company (or the successor) without Cause or the Officer terminates their employment with the Company (or the successor) for Good Reason (in each case as defined below), then as of the effective date of such employment termination (Termination Date) and subject to the conditions of this Policy, the Officer will be entitled to the following benefits:

1. Vesting Acceleration Upon Termination

The remaining unvested portion of any stock options, stock awards, restricted shares, or performance shares held by the Officer shall accelerate and vest, without any pro-ration for time, as of the Termination Date.4

[4]

For purposes of Section C of this Policy, with respect to any Officer’s awards with performance vesting conditions, such awards shall vest based on their respective performance conditions as reasonably determined by the Company in good faith based on performance forecasts available as of the Termination Date; provided that in the event that such performance vesting conditions are below the vesting requirements for meeting the Target Level of Performance as set forth in each respective award agreement or grant, then the respective pro-rated shares or options below the Target Level of Performance shall be forfeited and the Company shall also provide to such Officer upon a Termination covered by this Policy a lump sum cash payment equal to the difference between (a) the pre-tax cash value of such award at Target Level of Performance, less (b) the pre-tax cash value of such award computed using the performance forecasts available as of the Termination Date.

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2. Cash Severance

The Company will pay to the Officer cash severance (the Severance Payment) in an amount equal to the sum of (a) plus (b), where:

“(a)” equals the Officer’s Target Annual Bonus for the year in which the Termination Date occurs, prorated based on the number of days during the performance period that the Officer was employed with the Company, divided by 365 days; and

“(b)” equals three (3) times (for the CEO) or two (2) times (for all other Officers) the sum of:

(i) the Officer’s Base Salary, plus

(ii) the Officer’s Target Annual Bonus for the year in which the Termination Date occurs (or if no target has been set as of the Termination Date, then the target annual cash incentive amount for the prior year).

Subject to the conditions set forth in the Policy, such Severance Payment will be made in one lump sum as soon as reasonably practicable following the expiration of the revocation period of the Release, not later than March 15 after the year of termination. This Cash Severance benefit shall be in lieu of any comparable cash severance benefit (i.e., with regard to base salary and annual bonus) that otherwise may be provided in the Officer’s Employment Agreement; provided that all other separation benefits as may be described in the Officer’s Employment Agreement shall remain valid.

3. Conditions to Payment of Benefits

Notwithstanding anything else to the contrary contained herein, no Officer shall be entitled to payment of any benefits provided under this Section C or otherwise under this Policy unless and until the Company (or its successor) shall have received a Release in the time period set forth in the Employment Agreement and the Officer has been in compliance and continues to be in compliance with all of the covenants contained in their respective Employment Agreement and the Release.

D. Vesting Acceleration at Change in Control

In the event that the acquiring entity does not agree to assume the Company’s existing share plans following the Change in Control (or fully replace the remaining unvested portion of any stock options, stock awards, restricted shares, or performance shares held by the Officer immediately prior to the effective date of the Change in Control with an equivalent or better share award), then the remaining unvested portion of any such stock options, stock awards, restricted shares, or performance shares held by the Officer shall accelerate and vest, without any pro-ration for time, immediately prior to the effective date of the Change in Control.5 With respect to any replacement

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For purposes of Section D of this Policy, with respect to any Officer’s awards with performance vesting conditions, such awards shall vest based on their respective performance conditions as reasonably determined by the Company in good faith based on performance forecasts available as of the effective date of the Change in Control; provided that in the event that such performance vesting conditions are below the vesting requirements for meeting the Target Level of Performance as set forth in each respective award agreement or grant, then the respective pro-rated shares or options below the Target Level of Performance shall be forfeited and the Company shall also provide to such Officer upon the Change in Control a lump sum cash payment equal to the difference between (a) the pre-tax cash value of such award at Target Level of Performance, less (b) the pre-tax cash value of such award computed using the performance forecasts available as of the effective date of the Change in Control.

4

share awards that have performance conditions, if the performance vesting targets for such replacement share awards are not substantially equivalent to the former performance vesting targets for the pre-Change in Control awards in terms of overall design, goals, characteristics, and attainability by the respective Officer, then such replacement share awards shall be deemed to be not equivalent for purposes of the foregoing sentence.

E. Taxes

1. General Withholding Tax Obligations

The Officer shall be responsible for any income, excise or other taxes imposed on the Officer under applicable law with respect to the benefits provided hereunder, including without limitation delivering to the Company (or its successor) any amounts necessary to timely satisfy any applicable withholding tax obligations. The Officer’s receipt of any benefit hereunder is conditioned on his or her satisfaction of any applicable withholding or similar obligations that apply to such benefit, and any cash payment owed hereunder will be reduced to satisfy any such withholding or similar obligations that may apply.

2. Limitation on Payments

Upon a Change of Control, in the event that the Company’s legal counsel or accountants determine that any payment, benefit or transfer by the Company under this Policy or any other plan, agreement, or arrangement to or for the benefit of an Officer (in the aggregate, the Total Payments) to be subject to the tax (Excise Tax) imposed by Code Section 4999 but for this Section E, then, notwithstanding any other provision of this Policy to the contrary, the Total Payments shall be delivered either (a) in full or (b) in an amount such that the value of the aggregate Total Payments that the Officer is entitled to receive shall be One Dollar ($1.00) less than the maximum amount that the Officer may receive without being subject to the Excise Tax, whichever of (a) or (b) results in the receipt by the Officer of the greatest benefit on an after-tax basis (taking into account applicable federal, state and local income taxes and the Excise Tax).

In the event that clause (b) results in a greater after-tax benefit to the Officer, payments or benefits included in the Total Payments shall be reduced or eliminated by applying the following principles, in order:

(i) the payment or benefit with the higher ratio of the parachute payment value to present economic value (determined using reasonable actuarial assumptions) shall be reduced or eliminated before a payment or benefit with a lower ratio;

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(ii) the payment or benefit with the later possible payment date shall be reduced or eliminated before a payment or benefit with an earlier payment date; and

(iii) cash payments shall be reduced prior to non-cash benefits; provided that if the foregoing order of reduction or elimination would violate Code Section 409A, then the reduction shall be made pro rata among the payments or benefits included in the Total Payments (on the basis of the relative present value of the parachute payments).

The Company shall direct its legal counsel or accountants to prepare the calculation described hereinabove, including the calculation regarding whether payments are owed under clause (a) or (b) above, upon the written request of the Officer.

3. Code Section 409A

It is the parties’ intent that this Policy and the benefits payable hereunder comply with or are exempt from the requirements of Code Section 409A and any final regulations and guidance promulgated thereunder (collectively, Section 409A) so that none of the Policy Benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. Notwithstanding anything to the contrary in this Policy (or other agreement or arrangement), if Officer is a “specified employee” within the meaning of Section 409A at the time of Officer’s “separation from service” (as defined in Section 409A) (other than due to death), and if the amounts payable to Officer pursuant to this Policy, when considered together with other severance payments or Policy Benefits, if any, to which Officer may be entitled under any other agreement or arrangement, would be considered deferred compensation under Section 409A (together, the Deferred Compensation Separation Benefits), then only that portion of the Deferred Compensation Separation Benefits which does not exceed the Section 409A Limit (as defined below) may be made within the first six (6) months following Officer’s separation from service date in accordance with the payment schedule that otherwise applies to each payment or benefit.

Any portion of the Deferred Compensation Separation Benefits in excess of the Section 409A Limit otherwise due to Officer on or within the six (6) month period following Officer’s separation from service will accrue during such six (6) month period and will become payable in a lump sum payment on the date six (6) months and one (1) day following the separation from service date. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule otherwise applicable to each payment or benefit. For these purposes, each severance payment provided for under this Policy is hereby designated as a separate payment and will not collectively be treated with any other payments as a single payment.

Notwithstanding anything herein to the contrary, if Officer dies following his or her separation from service but prior to the six (6) month anniversary of his or her separation from service date, then any payments delayed in accordance with this Section will be payable in a lump sum as soon as administratively practicable after the date of Officer’s death and all other

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Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. In addition, to the extent that the Release Period spans two calendar years, such Deferred Compensation Separation Benefits will not commence until the second calendar year regardless of whether the Officer is a “specified employee” within the meaning of Section 409A.

For purposes of this Policy, Section 409A Limit will mean the lesser of two (2) times: (i) Officer’s annualized compensation based upon the annual rate of pay paid to Officer during the Company’s taxable year preceding the Company’s taxable year of Officer’s termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Code Section 401(a)(17) for the year in which Officer’s separation from service occurs.

Notwithstanding anything to the contrary contained in this Policy, to the extent that any amendment to this Policy would constitute under Section 409A a delay or acceleration in payment of a Deferred Compensation Separation Benefit, or a change in the form of payment of a Deferred Compensation Separation Benefit, then such any amendment that effects a delay in a payment or a change in the form of payment must be done in a manner that complies with Section 409A(a)(4)(C) and any amendment that effects an acceleration of payment must be done in a manner that complies with Treas. Reg. §1.409A-3(j).

F. Governing Law

This Policy shall be governed by the laws of the Commonwealth of Virginia.

G. Severability

By executing this Policy below, the Officer agrees with the Company that each provision herein will be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses. The parties intend that the Covenants will be construed as a series of separate covenants, one for each county, city, state, nation and other political subdivision of the territories in which the Company does business. If, in any judicial proceeding, a court refuses to enforce any of the separate covenants (or any part thereof) deemed included in the Covenants, then such unenforceable separate covenant (or such part) shall be deemed eliminated from this Policy for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced by the court. The parties intend that the Covenants be enforced to the maximum degree permitted by applicable law.

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H. Death of Officer

If an Officer dies after becoming eligible for Policy Benefits and executing the Release but before full receipt of the Policy Benefits, then the Policy Benefits for which Executive is eligible shall be paid to the Officer’s estate. If an Officer dies after becoming eligible for Policy Benefits but before executing the Release, then no Policy Benefits with respect to the Officer are payable under this Policy unless the Officer’s estate executes a release comparable to the Release for and on behalf of the estate of the Officer.

I. Offsets and Clawback

The Company may, in its discretion and to the extent permitted under applicable law and/or Code Section 409A, offset or clawback (pursuant to the circumstances set forth the Officer’s Employment Agreement) against the Officer’s benefits under this Policy the fair market value of unreturned property, and any outstanding loan, debt or other amount the Officer owes to the Employer. The Company may recover any overpayment of benefits made to an Officer or an Officer’s estate under this Policy or, to the extent permitted by applicable law, offset any other overpayment made to the Officer against any Policy benefits or other amount the Employer owes the Officer or the Officer’s estate.

J. Administration

This Policy shall be administered by the Committee. The Committee shall have the absolute discretion and exclusive right to interpret, construe and administer the Policy in good faith and to make final determinations on all questions arising under the Policy, including but not limited to questions concerning eligibility for, the amount of and receipt of Policy benefits. All decisions of the Committee will be conclusive, final and binding upon the parties.

K. Amendment or Termination of the Policy

The Company reserves the right to amend or terminate this Policy at any time in its sole discretion by action of the Committee until the occurrence of a Change in Control. Following a Change in Control, the Company may amend or terminate the Policy only upon the written approval by all of the Officers who, financial or otherwise, may be negatively affected/impacted by such amendment or termination.

L. General

Any successor to the Company (whether direct or indirect, and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets will assume the Company’s obligations under this Policy. An Officer may not assign or transfer his or her rights under the Policy to any other person or entity. Notwithstanding the foregoing, the terms of the Policy and all rights of an Officer hereunder will inure to the benefit of, and be enforceable by, his or her personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

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APPLICATION OF THIS POLICY

Any conflict between this Policy and the laws of any country in which the Company operates shall be referred to the Chief Legal Officer.

The Committee authorizes the Chief Legal Officer (or delegate) to establish additional policies, procedures and guidelines to help implement this Policy.

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GUIDANCE

For further guidance on any aspect of this Policy, please contact the Chief Legal Officer.

This Policy is owned and issued by Compensation Committee of the Board of Directors.

Approved by the Ferguson plc Compensation Committee: February 28, 2024; Effective: February 28, 2024

Issue Number: 2

Previously Issued: August 1, 2022

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Exhibit 10.2

FERGUSON PLC

2023 OMNIBUS EQUITY INCENTIVE PLAN

NON-EMPLOYEE DIRECTOR RESTRICTED STOCK UNIT GRANT NOTICE

Pursuant to the terms and conditions of the Ferguson plc 2023 Omnibus Equity Incentive Plan, as amended from time to time (the “Plan”), Ferguson plc, a Jersey public limited company (the “Company”), hereby grants to the individual listed below (“you” or the “Participant”) the number of restricted stock units (the “RSUs”) set forth below. This award of RSUs (this “Award”) is subject to the terms and conditions set forth herein and in the Non-Employee Director Restricted Stock Unit Award Agreement attached hereto as Exhibit A (the “Agreement”) and in the Plan, each of which is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in the Plan.

Type of Award:	Restricted Stock Units, granted pursuant to Article VII of the Plan, which vest subject to time-vesting conditions as set forth below.

Participant:	[•]

Date of Grant:	[•]

Vesting Date:	[•]

Total Number of Restricted Stock Units:	[•]

By your signature below, you agree to be bound by the terms and conditions of the Plan, the Agreement and this Non-Employee Director Restricted Stock Unit Grant Notice (this “Grant Notice”). You acknowledge that you have reviewed the Agreement, the Plan and this Grant Notice in their entirety and fully understand all provisions of the Agreement, the Plan and this Grant Notice, and have had an opportunity to obtain the advice of counsel prior to executing this Grant Notice. You hereby agree to accept as binding, conclusive and final all decisions or interpretations of the Committee regarding any questions or determinations arising under the Agreement, the Plan or this Grant Notice. This Grant Notice may be executed in one or more counterparts (including portable document format (.pdf) counterparts), each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

Notwithstanding any provision in this Grant Notice or the Agreement to the contrary, if you fail to execute and deliver this Grant Notice to the Company within 90 days following the Date of Grant set forth above, then this Award will terminate automatically without any further action by the Company, and this Grant Notice and the Agreement will be null and void.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Grant Notice to be executed by an officer thereunto duly authorized, and the Participant has executed this Grant Notice, effective for all purposes as provided above.

FERGUSON PLC

By:
Name:
Title:

PARTICIPANT

Name: [•]

SIGNATURE PAGE TO

NON-EMPLOYEE DIRECTOR RESTRICTED STOCK UNIT GRANT NOTICE

EXHIBIT A

NON-EMPLOYEE DIRECTOR RESTRICTED STOCK UNIT AWARD AGREEMENT

This Non-Employee Director Restricted Stock Unit Award Agreement (together with the Grant Notice to which this Agreement is attached, this “Agreement”) is made as of the Date of Grant set forth in the Grant Notice to which this Agreement is attached by and between Ferguson plc, a Jersey public limited company (the “Company”), and [•] (the “Participant”). Capitalized terms used but not specifically defined herein shall have the meanings specified in the Plan or the Grant Notice.

1. Award. In consideration of the Participant’s past and/or continued service to the Company and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, effective as of the Date of Grant set forth in the Grant Notice (the “Date of Grant”), the Company hereby grants to the Participant the number of RSUs set forth in the Grant Notice on the terms and conditions set forth in the Grant Notice, this Agreement and the Plan, which is incorporated herein by reference as a part of this Agreement. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control. To the extent vested, each RSU represents the right to receive one Share, subject to the terms and conditions set forth in the Grant Notice, this Agreement and the Plan. Unless and until the RSUs have become vested in the manner set forth in the Grant Notice, the Participant will have no right to receive any Shares or other payments in respect of the RSUs. Prior to settlement of this Award, the RSUs and this Award represent an unsecured obligation of the Company, payable only from the general assets of the Company.

2. Vesting of RSUs. Except as otherwise set forth in Sections 3 or 6, the RSUs shall become fully vested as of the Vesting Date set forth in the Grant Notice, subject to Participant’s continued service through the Vesting Date. Notwithstanding the foregoing, the Committee may, in its sole discretion, provide for accelerated vesting of the RSUs at any time and for any reason prior to the Vesting Date. Unless and until the RSUs have vested in accordance with such vesting schedule, the Participant will have no right to receive any dividends or other distribution with respect to the RSUs. Notwithstanding anything to the contrary herein, no RSUs granted hereunder shall vest unless and until the issue or transfer of Shares after such vesting would be lawful in all relevant jurisdictions and in compliance with the listing rules for the listing on which such Shares would be exchanged, any relevant share dealing code of the Company, the City Code of Takeovers and Mergers and any other relevant regulation or enactment related to the vesting of such RSUs in any jurisdiction in which the Participant is resident for tax purposes.

3. Termination and Forfeiture of RSUs. Subject to the Committee’s discretion to accelerate vesting hereunder,

(a) upon the Participant’s Termination of Service prior to the vesting of all of the RSUs (but after giving effect to any accelerated vesting pursuant to this Section 3), any unvested RSUs (and all rights arising from such RSUs and from being a holder thereof) will terminate automatically without any further action by the Company and will be forfeited without further notice and at no cost to the Company; and

(b) notwithstanding anything in the Grant Notice, this Agreement or the Plan to the contrary, the RSUs shall immediately become fully vested upon (i) the Participant’s Termination of Service due to the Participant’s death or Disability or (ii) a Change in Control, in each case, so long as the Participant continuously provides services to the Company or an Affiliate from the Date of Grant through such event.

4. Dividend Equivalent Rights. If the Company pays a cash dividend in respect of its outstanding Ordinary Shares and, on the record date for such dividend, the Participant holds RSUs granted pursuant to this Agreement that have not vested and been settled in accordance with Section 5, the Company shall credit to an account maintained by the Company for the Participant’s benefit an amount equal to the cash dividends the Participant would have received if the Participant were the holder of record, as of such record date, of the number of Ordinary Shares related to the portion of the RSUs that have not been settled or forfeited as of such record date and such amount shall be paid in Shares calculated by a method approved by the Committee at the same time and only to the extent that the Shares underlying the RSUs are delivered to the Participant in accordance with the provisions hereof or, if later, the date on which such cash dividend is paid to shareholders of the Company. Share or property dividends on Ordinary Shares shall be credited to a dividend book entry account on behalf of the Participant with respect to each RSU granted to the Participant; provided, that such share or property dividends shall be paid in (i) Ordinary Shares, (ii) in the case of a spin-off, shares of the entity that is spun-off from the Company, or (iii) other property, as applicable and in each case, at the same time that the Shares underlying the RSUs are delivered to the Participant in accordance with the provisions hereof. Such account is intended to constitute an “unfunded” account, and neither this Section 4 nor any action taken pursuant to or in accordance with this Section 4 shall be construed as to create a trust of any kind. Except as otherwise provided herein, the Participant shall have no rights as a shareholder with respect to any Shares covered by any RSU unless and until the Participant has become the holder of record of such Shares.

5. Settlement of RSUs. As soon as administratively practicable following the vesting of RSUs pursuant to Section 2 or Section 3, but in no event later than thirty (30) days after such vesting date, the Company shall deliver to the Participant a number of Shares equal to the number of RSUs subject to this Award. All Shares issued hereunder shall be delivered either by delivering one or more certificates for such shares to the Participant or by entering such shares in book-entry form, as determined by the Committee in its sole discretion. The value of Shares shall not bear any interest owing to the passage of time. Neither this Section 5 nor any action taken pursuant to or in accordance with this Agreement shall be construed to create a trust or a funded or secured obligation of any kind.

6. Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy any United Kingdom, federal, state, local and/or foreign taxes of any kind (including, but not limited to, the Participant’s FICA and SDI obligations) which the Company, in its sole discretion, deems necessary to be withheld or remitted to comply with the Code and/or any other applicable law, rule or regulation with respect to the RSUs and, if the Participant fails to do so, the Company may otherwise refuse to issue or transfer any Shares otherwise required to be issued pursuant to this

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Agreement. At the discretion of the Company, any statutorily required withholding obligation with regard to the Participant may be satisfied by reducing the amount of cash or Shares otherwise deliverable to the Participant hereunder. The Participant represents that the Participant is in no manner relying on the Board, the Committee, the Company or an Affiliate or any of their respective managers, directors, officers, employees or authorized representatives (including attorneys, accountants, consultants, bankers, lenders, prospective lenders and financial representatives) for tax advice or an assessment of such tax consequences.

7. Non-Transferability. During the lifetime of the Participant, the RSUs may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution, unless and until the Shares underlying the RSUs have been issued, and all restrictions applicable to such shares have lapsed. Neither the RSUs nor any interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his or her successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means, whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence.

8. Compliance with Applicable Law. Notwithstanding any provision of this Agreement to the contrary, the issuance of Shares hereunder will be subject to compliance with all applicable requirements of applicable law with respect to such securities and with the requirements of any stock exchange or market system upon which the Shares may then be listed. No Shares will be issued hereunder if such issuance would constitute a violation of any applicable law or regulation or the requirements of any stock exchange or market system upon which the Shares may then be listed. In addition, Shares will not be issued hereunder unless (a) a registration statement under the Securities Act is in effect at the time of such issuance with respect to the shares to be issued or (b) in the opinion of legal counsel to the Company, the shares to be issued are permitted to be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary for the lawful issuance and sale of any Shares hereunder will relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority has not been obtained. As a condition to any issuance of Shares hereunder, the Company may require the Participant to satisfy any requirements that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company.

9. Rights as a Shareholder. The Participant shall have no rights as a shareholder of the Company with respect to any Shares that may become deliverable hereunder unless and until the Participant has become the holder of record of such Shares, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any such Shares, except as otherwise specifically provided for in the Plan or this Agreement.

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10. Execution of Receipts. Any issuance or transfer of Shares or other property to the Participant or the Participant’s legal representative, heir, legatee or distributee, in accordance with this Agreement shall be in full satisfaction of all claims of such Person hereunder.

11. No Right to Continued Service or Awards. Nothing in the adoption of the Plan, nor the award of the RSUs thereunder pursuant to the Grant Notice and this Agreement, shall confer upon the Participant the right to a continued service relationship with the Company or any other entity, or affect in any way the right of the Company or any other entity to terminate such service relationship at any time. The grant of the RSUs is a one-time benefit that was made at the sole discretion of the Company and does not create any contractual or other right to receive a grant of restricted stock units or other Awards or any payment or benefits in the future. Any future Awards will be granted at the sole discretion of the Company.

12. Notices. All notices and other communications under this Agreement shall be in writing and shall be delivered to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to the Company, unless otherwise designated by the Company in a written notice to the Participant (or other holder):

Ferguson plc:

Attn: Office of the Chief Legal Officer

Ferguson Enterprises LLC

751 Lakefront Commons

Newport News, VA 23606

If to the Participant, at the Participant’s last known address on file with the Company.

Any notice that is delivered personally or by overnight courier or telecopier in the manner provided herein shall be deemed to have been duly given to the Participant when it is mailed by the Company or, if such notice is not mailed to the Participant, upon receipt by the Participant. Any notice that is addressed and mailed in the manner herein provided shall be conclusively presumed to have been given to the party to whom it is addressed at the close of business, local time of the recipient, on the fourth day after the day it is so placed in the mail.

13. Consent to Electronic Delivery; Electronic Signature. In lieu of receiving documents in paper format, the Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports and all other forms of communications) in connection with this and any other Award made or offered by the Company. Electronic delivery may be via a Company electronic mail system or by reference to a location on a Company intranet to which the Participant has access. The Participant hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may be required to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

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14. Agreement to Furnish Information. The Participant agrees to furnish to the Company all information requested by the Company to enable it to comply with any reporting or other requirement imposed upon the Company by or under any applicable statute or regulation.

15. Entire Agreement; Amendment. This Agreement, including, for the avoidance of doubt, the Grant Notice, constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to the RSUs granted hereby. Without limiting the scope of the preceding sentence, except as provided therein, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. The Committee may, in its sole discretion, amend this Agreement from time to time in any manner that is not inconsistent with the Plan; provided, however, that except as otherwise provided in the Plan or this Agreement, any such amendment that materially and adversely reduces the rights of the Participant shall be effective only if it is in writing and signed by both the Participant and an authorized officer of the Company. The parties hereto acknowledge and agree that this Agreement and the RSUs granted hereby replace and supersede any and all awards granted pursuant to the Ferguson Non-Employee Director Incentive Plan 2022 (“Prior Awards”), and the Participant expressly forfeits all rights with respect to such Prior Awards and under any agreement or instrument in respect of such Prior Awards.

16. Severability and Waiver. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of such provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect. Waiver by any party of any breach of this Agreement or failure to exercise any right hereunder shall not be deemed to be a waiver of any other breach or right. The failure of any party to take action by reason of such breach or to exercise any such right shall not deprive the party of the right to take action at any time while or after such breach or condition giving rise to such rights continues.

17. Company Recoupment of Awards. The Participant’s rights with respect to this Award shall in all events be subject to (a) all rights that the Company may have under any Company recoupment policy or any other agreement or arrangement with the Participant, including, without limitation, the Company’s Executive Compensation Clawback Policy (including Appendices A and B thereof) adopted September 20, 2023, as amended from time to time, and (b) all rights and obligations that the Company may have regarding the clawback of “incentive-based compensation” under Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission, the listing standards of any national securities exchange or association on which the Company’s securities are listed, or any other applicable law.

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18. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF VIRGINIA APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN, EXCLUSIVE OF THE CONFLICT OF LAWS PROVISIONS OF VIRGINIA LAW.

19. Successors and Assigns. The Company may assign any of its rights under this Agreement without the Participant’s consent. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein and in the Plan, this Agreement will be binding upon the Participant and the Participant’s beneficiaries, executors, administrators and the Person(s) to whom the RSUs may be transferred by will or the laws of descent or distribution.

20. Headings; References; Interpretation. Headings are for convenience only and are not deemed to be part of this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, including the Grant Notice, and not to any particular provision of this Agreement. All references herein to Sections and the Grant Notice shall, unless the context requires a different construction, be deemed to be references to the Sections and Grant Notice of this Agreement. The word “or” as used herein is not exclusive and is deemed to have the meaning “and/or.” All references to “including” shall be construed as meaning “including without limitation.” Unless the context requires otherwise, all references herein to a law, agreement, instrument or other document shall be deemed to refer to such law, agreement, instrument or other document as amended, supplemented, modified and restated from time to time to the extent permitted by the provisions thereof. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice versa. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party hereto, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by each of the parties hereto and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the parties hereto.

21. Counterparts. The Grant Notice may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed counterpart of the Grant Notice by facsimile or portable document format (.pdf) attachment to electronic mail shall be effective as delivery of a manually executed counterpart of the Grant Notice.

22. [Section 409A. The Plan, this Agreement and Awards are intended to comply with or be exempt from the applicable requirements of Section 409A of the Code and shall be limited, construed, and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary, or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan or this Agreement that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with or be exempt from Section 409A of the Code and, to the extent such provision cannot be amended to comply therewith or be exempt therefrom, such provision shall be null and void. Notwithstanding any contrary provision in the Plan or this Agreement, any payment(s) of “nonqualified deferred compensation”

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(within the meaning of Section 409A of the Code) that are otherwise required to be made under the Plan or this Agreement to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, until the date of death of the specified employee) and shall instead be paid (in a manner set forth in this Agreement) upon expiration of such delay period. Notwithstanding the foregoing, the Company makes no representations that the RSUs provided under this Agreement are exempt from or compliant with Section 409A of the Code and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A of the Code.]1

[Remainder of Page Intentionally Blank]

[1]	To be included for Participants who are US taxpayers.

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